Exhibit 99(a)(1)

OFFER TO PURCHASE

AIMCO Properties, L.P.
is offering to purchase limited partnership units in

Angeles Income Properties, Ltd. II
for $106.07 per unit in CASH

Upon the terms and subject to the conditions set forth herein, we will accept units validly tendered in response to our offer.

If units are validly tendered and not properly withdrawn prior to the expiration of our offer and the purchase of all such units would result in there being fewer than 320 unitholders in your partnership, we will purchase only 99% of the total numbers of units so tendered by each limited partner. There are 1,262 holders in your partnership as of December 31, 2006.

You will not pay any partnership transfer fees if you tender your units pursuant to this offer. You will pay any other fees or costs, including any transfer taxes.

Our offer price will be reduced for any distributions subsequently made or declared by your partnership prior to the expiration of our offer.

OUR OFFER AND YOUR WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON APRIL 27, 2007, UNLESS WE EXTEND THE DEADLINE.

See “Risk Factors” beginning on page 4 of this Offer to Purchase for a description of risk factors that you should consider in connection with our offer, including the following:

•	IF YOU WANT TO TENDER YOUR UNITS IN THE OFFER, YOU MUST SIGN A LETTER OF TRANSMITTAL IN WHICH YOU RELEASE US FROM ALL LIABILITY, EXCEPT AS OTHERWISE PROVIDED IN SECTION 3 HEREIN, WITH RESPECT TO ANY AND ALL CLAIMS THROUGH THE DATE OF EXECUTION OF THE LETTER OF TRANSMITTAL, INCLUDING, BUT NOT LIMITED TO, THOSE CLAIMS THAT WERE BROUGHT OR THAT COULD HAVE BEEN BROUGHT IN THE NUANES AND HELLER LITIGATION AND IRRESPECTIVE OF WHETHER YOU PREVIOUSLY REQUESTED EXCLUSION FROM THE SETTLEMENT OR WHAT HAPPENS IN CONNECTION WITH THE PENDING APPEAL CHALLENGING THE SETTLEMENT. YOU WILL ALSO ASSIGN TO US YOUR RIGHTS IN ANY FUTURE CLAIMS AND DISTRIBUTIONS, PROVIDED, HOWEVER, YOU WILL STILL BE ENTITLED TO RECEIVE YOUR PRO RATA SHARE OF THE SETTLEMENT FUND IN THE NUANES AND HELLER LITIGATION EVEN IF YOU TENDER, PROVIDED THAT YOU ARE OTHERWISE ELIGIBLE, AND IF AND WHEN APPROVAL OF THE SETTLEMENT AND JUDGMENT ENTERED THERETO BECOME FINAL.

•	Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units.

•	The appraisals on which we based our offer price were completed in 2003; more recent appraisals indicate higher property values for your partnership’s properties and, accordingly, a higher price per unit.

•	There is no established or regular trading market for your units, nor is there a reliable standard for determining the fair market value of the units. Accordingly, our offer price may not represent fair market value for your units.

(Continued on next page)

If you decide to accept our offer, you must complete and sign the enclosed letter of transmittal in accordance with the instructions thereto and mail or deliver the signed letter of transmittal and any other required documents to The Altman Group, Inc., which is acting as Information Agent in connection with our offer, at one of its addresses set forth on the back cover of this Offer to Purchase. Questions and requests for assistance or for additional copies of this Offer to Purchase or the letter of transmittal may also be directed to the Information Agent at (800) 467-0821.

March 30, 2007

(Continued from prior page)

•	Our offer price might be higher if it took into account any potential improvements in the fair market value or operating performance of your partnership’s properties.

•	Your general partner and the property manager are affiliates of ours and, therefore, your general partner has substantial conflicts of interest with respect to our offer.

•	We are making this offer with a view to making a profit and, therefore, there is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price.

•	Continuation of your partnership will result in our affiliate continuing to receive management fees from your partnership. Such fees would not be payable if your partnership were liquidated.

•	We may conduct a future offer at a higher price, although we have no obligation or current intention to do so.

•	For any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of property owned by your partnership.

•	The general partner makes no recommendation as to whether you should tender your units.

The general partner does not make any recommendation regarding whether you should accept this offer. You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek the advice of your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.

THE INFORMATION AGENT FOR THE OFFER IS:

THE ALTMAN GROUP, INC.

By Mail:	By Overnight Courier:	By Hand:
P.O. Box 268	1200 Wall Street, 3rd Floor	1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071	Lyndhurst, NJ 07071	Lyndhurst, NJ 07071

For information, please call:

TOLL FREE: (800) 467-0821

Page

Summary Term Sheet	1
Risk Factors	4
If you tender your units in this offer, you will release us from all liability and assign to us your rights in any and all claims through and including the date of execution of the letter of transmittal	4
Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units	4
The appraisals on which we based our offer price were completed in 2003; more recent appraisals indicate higher property values and, accordingly, a higher price per unit	4
Our offer price may not represent fair market value for your units	5
Our offer price does not reflect future prospects	5
Our offer price for your units may be less than the liquidation value attributable to your units	5
Continuation of the partnership; no time frame regarding sale of property	5
Holding your units may result in greater future value	6
The general partner faces conflicts of interest with respect to this offer	6
Your general partner is not making a recommendation regarding this offer	6
Your general partner faces conflicts of interest relating to management fees	6
We may make a future offer at a higher price	6
Your U.S. federal tax liability resulting from a sale of your units could exceed our offer price	6
You may recognize taxable gain for release and assignment of claims	7
If you tender your units in this offer, you will no longer be entitled to distributions from your partnership	7
We control your partnership	7
You could recognize gain in the event of a future reduction in your partnership’s liabilities	7
We could delay acceptance of, and payment for, your units	7
Your partnership has balloon payments on its mortgage debt	8
The Offer	9
1. Terms of the Offer; Expiration Date; Proration	9
2. Acceptance for Payment and Payment for Units	10
3. Procedure for Tendering Units	10
4. Withdrawal Rights	13
5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period	14
6. Material Federal Income Tax Matters	15
7. Effects of the Offer	17
8. Information Concerning Us and Certain of Our Affiliates	18
9. Background and Reasons for the Offer	22
10. Position of the General Partner of Your Partnership With Respect to the Offer	30
11. Conflicts of Interest and Transactions with Affiliates	31
12. Future Plans of the Purchaser	33
13. The Lawsuit and the Settlement	34
14. Certain Information Concerning Your Partnership	39
15. Voting Power	44
16. Source of Funds	44
17. Dissenters’ Rights	44
18. Conditions to the Offer	44
19. Certain Legal Matters	46
20. Fees and Expenses	46
ANNEX I	I-1

SUMMARY TERM SHEET

This summary term sheet highlights the material information regarding our offer, but it does not describe all of the details thereof. We urge you to read this entire Offer to Purchase, which contains the full details of our offer. We have also included in the summary term sheet references to the sections of this Offer to Purchase where a more complete discussion may be found. Unless otherwise indicated, references in this Offer to Purchase to “we,” “our,” “us” or “Aimco Operating Partnership” refer to AIMCO Properties, L.P., a Delaware limited partnership, and references to “general partner” refer to Angeles Realty Corporation II, a California corporation.

•	The Offer. Upon the terms and subject to the conditions set forth in this Offer to Purchase, we are offering to acquire limited partnership units of Angeles Income Properties, Ltd. II, your partnership, for $106.07 per unit in cash. See “The Offer — Section 1. Terms of the Offer; Expiration Date; Proration,” “— Section 7. Effects of the Offer” and “— Section 9. Background and Reasons for the Offer.”

•	Release and Assignment of Future Claims. This offer is not being made as part of the settlement of a class and derivative litigation entitled Nuanes et al. v. Insignia Financial Group, Inc. et al. and Heller v. Insignia Financial Group, Inc. et al. on behalf of your partnership and limited partners in your partnership and others (the “Nuanes and Heller litigation”).

In connection with the settlement, the Court of Appeals on March 21, 2005 vacated the order approving the settlement and remanded the matter back to the trial court for further findings on the basis that the “state of the record is insufficient to permit meaningful appellate review.” On June 30, 2006, the trial court made additional findings and entered an order finally approving the settlement again and entered judgment thereto. On August 31, 2006, a second appeal was filed from that order.

IF YOU WANT TO TENDER YOUR UNITS IN THE OFFER, YOU MUST SIGN A LETTER OF TRANSMITTAL IN WHICH YOU RELEASE US FROM ALL LIABILITY, EXCEPT AS OTHERWISE PROVIDED IN SECTION 3 HEREIN, WITH RESPECT TO ANY AND ALL CLAIMS THROUGH AND INCLUDING THE DATE OF EXECUTION OF THE LETTER OF TRANSMITTAL, INCLUDING, BUT NOT LIMITED TO, THOSE CLAIMS THAT WERE BROUGHT OR THAT COULD HAVE BEEN BROUGHT IN THE NUANES AND HELLER LITIGATION AND IRRESPECTIVE OF WHETHER YOU PREVIOUSLY REQUESTED EXCLUSION FROM THE SETTLEMENT OR WHAT HAPPENS IN CONNECTION WITH THE PENDING APPEAL CHALLENGING THE SETTLEMENT YOU WILL ALSO ASSIGN TO US YOUR RIGHTS IN ANY FUTURE CLAIMS AND DISTRIBUTIONS, EXCEPT AS DESCRIBED BELOW.

IF YOU DID NOT REQUEST EXCLUSION FROM THE SETTLEMENT, YOU WILL STILL BE ENTITLED TO RECEIVE YOUR PRO RATA SHARE OF THE SETTLEMENT FUND ($3.31 PER UNIT), EVEN IF YOU TENDER YOUR UNITS PURSUANT TO THIS OFFER, PROVIDED THAT YOU ARE OTHERWISE ELIGIBLE AND IF AND WHEN APPROVAL OF THE SETTLEMENT AND THE JUDGMENT ENTERED THERETO BECOME FINAL. OTHERWISE YOU WILL NOT BE ENTITLED TO RECEIVE A PRO RATA SHARE OF THE SETTLEMENT FUND.

For additional information regarding the litigation and the settlement, see “The Offer — Section 13. The Lawsuit and the Settlement.”

•	Factors in Determining the Offer Price. In determining the offer price per unit we principally considered:

•	the 2003 appraisals of your partnership’s properties;

•	the recent financial performance of your partnership’s properties compared to the financial performance assumptions included in the 2003 appraisals;

•	the current economic factors affecting the local markets of each of your partnership properties.

•	the location, condition and debt structure of your partnership’s properties;

•	your partnership’s other assets and liabilities;

•	prices at which units have recently sold to the extent such information is available to us; and

•	the absence of a trading market for the units. See “The Offer — Section 9. Background and Reasons for the Offer; Comparison of Offer Price to Alternative Consideration.”

•	Expiration Date. Our offer expires on April 27, 2007, unless extended, and you can tender your units until our offer expires. See “The Offer — Section 1. Terms of the Offer; Expiration Date; Proration.”

•	Right to Extend the Expiration Date. We can extend the expiration date of the offer in our reasonable discretion. We reserve the right to extend the offer subject to customary conditions. In the event we extend the offer, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the offer, in accordance with Rule 14e-1(d) of the Securities Exchange Act of 1934. See “The Offer — Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period.”

•	How to Tender. To tender your units, complete the accompanying letter of transmittal and send it, along with any other documents required by the letter of transmittal, to the Information Agent, The Altman Group, Inc., at one of the addresses set forth on the back of this Offer to Purchase. See “The Offer — Section 3. Procedure for Tendering Units.”

•	Withdrawal Rights. You can withdraw your units at any time prior to the expiration of the offer, including any extensions. In addition, you can withdraw your units at any time on or after May 29, 2007 if we have not already accepted units for purchase and payment. If you properly withdraw all of the units you previously tendered in the offer, the corresponding letter of transmittal, including your release and assignment of future claims contained therein, will be deemed revoked and of no force or effect. See “The Offer — Section 4. Withdrawal Rights.”

•	How to Withdraw. To withdraw your units, you need to send a notice of withdrawal to the Information Agent, identifying yourself and the units to be withdrawn. See “The Offer — Section 4. Withdrawal Rights.”

•	Tax Consequences. Your sale of units in this offer will be a taxable transaction for federal income tax purposes. The consequences to each limited partner may vary and you should consult your tax advisor on the precise tax consequences to you. See “The Offer — Section 6. Material Federal Income Tax Matters.”

•	Availability of Funds. We intend to pay the purchase price of any units tendered from our existing cash balances or borrowings under our line of credit. See “The Offer — Section 16. Source of Funds.”

•	Conditions to the Offer. There are a number of conditions to our offer, including the absence of competing tender offers, that there be no material change with respect to our financial condition, the absence of certain changes in the financial markets and there being at least 320 unitholders outstanding upon the consummation of the offer. See “The Offer — Section 18. Conditions to the Offer.”

•	Remaining as a Limited Partner. If you do not tender your units, you will remain a limited partner in your partnership. We have no plans to alter the operations, business or financial position of your partnership or take your partnership private. “The Offer — Section 7. Effects of the Offer.”

•	Who We Are. We are AIMCO Properties, L.P., the operating partnership of Apartment Investment and Management Company, a New York Stock Exchange-listed company. See “The Offer — Section 8. Information Concerning Us and Certain of Our Affiliates.” We and our affiliates currently own 69,920 units, or 70.06%, of the outstanding units of your partnership.

•	Conflicts of Interest. Our affiliate receives fees for managing your partnership’s properties and the general partner of your partnership (which is also our affiliate) is entitled to receive asset management fees and reimbursement of certain expenses involving your partnership and its properties. As a result, a conflict of interest exists between continuing the partnership and receiving these fees, and the liquidation of the partnership and the termination of these fees because if your partnership were liquidated, our management affiliate and your general partner would not continue to receive the fees they currently receive. See “The Offer — Section 11. Conflicts of Interest and Transactions with Affiliates” and “— Section 14. Certain Information Concerning Your Partnership.”

•	No General Partner Recommendation. The general partner of your partnership makes no recommendation as to whether you should tender or refrain from tendering your units. Each limited partner should make his or her own decision whether or not to tender. You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer. See “The Offer — Section 10. Position of the General Partner of Your Partnership With Respect to the Offer.”

•	No Subsequent Offering Period. We do not currently intend to have a subsequent offering period after the expiration date of the initial offering period (including any extensions). See “The Offer — Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period.”

•	Additional Information. For assistance in tendering your units, please contact our Information Agent at one of the addresses or the telephone number set forth on the back cover page of this Offer to Purchase.

RISK FACTORS

Before deciding whether or not to tender any of your units, you should consider carefully the following risks and disadvantages of the offer:

If you tender your units in this offer, you will release us from all liability and assign to us your rights in any and all claims through and including the date of execution of the letter of transmittal.

IF YOU WANT TO TENDER YOUR UNITS IN THE OFFER, YOU MUST SIGN A LETTER OF TRANSMITTAL IN WHICH YOU RELEASE US FROM ALL LIABILITY EXCEPT AS OTHERWISE PROVIDED IN SECTION 3 HEREIN, WITH RESPECT TO ANY AND ALL CLAIMS THROUGH AND INCLUDING THE DATE OF EXECUTION OF THE LETTER OF TRANSMITTAL, INCLUDING, BUT NOT LIMITED TO, THOSE CLAIMS THAT WERE BROUGHT OR THAT COULD HAVE BEEN BROUGHT IN THE NUANES AND HELLER LITIGATION, DESCRIBED MORE FULLY IN SECTION 13 HERETO AND ASSIGN TO US YOUR RIGHTS IN ANY FUTURE CLAIMS AND DISTRIBUTIONS EXCEPT AS OTHERWISE DESCRIBED HEREIN.

BY EXECUTING THE ENCLOSED LETTER OF TRANSMITTAL, YOU WILL RELEASE CLAIMS ARISING OUT OF THE SETTLEMENT OF THE NUANES AND HELLER LITIGATION IRRESPECTIVE OF WHETHER YOU PREVIOUSLY REQUESTED EXCLUSION FROM THE SETTLEMENT AND IRRESPECTIVE OF WHAT HAPPENS IN CONNECTION WITH THE PENDING APPEAL CHALLENGING THE SETTLEMENT AND JUDGMENT ENTERED THERETO. IF YOU TENDER, HOWEVER, YOU WILL STILL BE ENTITLED TO YOUR PRO RATA SHARE OF THE SETTLEMENT FUND IN THE NUANES AND HELLER LITIGATION, EVEN IF YOU TENDER YOUR UNITS PURSUANT TO THIS OFFER, PROVIDED THAT YOU ARE OTHERWISE ELIGIBLE, AND IF AND WHEN APPROVAL OF THE SETTLEMENT AND JUDGMENT ENTERED THERETO BECOME FINAL.

On March 21, 2005, the Court of Appeals vacated the trial court’s order approving the settlement in the Nuanes and Heller litigation and remanded to the trial court for further findings on the basis that the “state of the record is insufficient to permit meaningful appellate review.” On June 30, 2006, the trial court made additional findings and entered an order finally approving the settlement again and entered judgment thereto. On August 31, 2006, a second appeal was filed from that order. For additional information regarding the litigation and the settlement, see “The Offer — Section 13. The Lawsuit and the Settlement.”

Our offer price was determined without any arms-length negotiations, which might result in a higher value for your partnership units.

Our offer price was determined without any arms-length negotiations. If your partnership were to sell its assets and liquidate, the value of the assets would be determined through negotiations with third parties, who may be willing to pay more for your partnership’s properties than the value implied by our offer price. Although the actual proceeds you might receive in a liquidation are uncertain, they could exceed our offer price. Similarly, other persons might ascribe a value to your partnership units that is higher than our offer price. As a result, you might be able to sell your units to a third party at a price that exceeds our offer price.

The appraisals on which we based our offer price were completed in 2003; more recent appraisals indicate higher property values and, accordingly, a higher price per unit.

Our offer price is based on our estimate of the proceeds that would be available for distribution to limited partners in the event of a liquidation of your partnership’s properties. Our starting point in this process is our estimated value for your partnership’s properties. In determining our estimate of property value, we started with the 2003 appraised value of each of your partnership’s properties as determined by a court-appointed, independent appraiser. We then considered historical and current market data and our own estimates and assumptions, such as rental trends, occupancy projections, rental rate changes, unemployment, and household income, to determine whether to adjust the 2003 appraised value upwards or downwards to estimate a current market value. For a more detailed description of our valuation process and the independent appraisal, see “The Offer — Section 9. Background and Reasons for the Offer — Valuation of Units.” In connection with refinancings of mortgages encumbering your partnership’s properties, the lenders obtained appraisals of Landmark Apartments as of September 14, 2006 and of Deer Creek Apartments as of July 7, 2005. The more recent appraisal for Landmark Apartments indicates a value of $14,400,000 compared to a value of $12,000,000 in the 2003 appraisal. The more recent appraisal for Deer Creek Apartments indicates a value of $32,000,000 compared to a value of $25,900,000 in the 2003 appraisal. If our offer price had been based on these more recent appraisals instead of the 2003 appraisals, our offer price per unit would be higher.

Our offer price may not represent fair market value for your units.

There is no established or regular trading market for your units, nor is there another reliable standard for determining the fair market value of the units. Our offer price does not necessarily reflect the price that you would receive in an open market for your units. Such prices could be higher than our offer price. You should note that since January 1, 2004, we have purchased units in private purchases for up to $221.84 per unit. Also, units of your partnership have been purchased since January 1, 2004 in secondary markets for prices up to $135.00 per unit as reported by American Partnership Board and by us in tender offers for prices up to $118.69 per unit (which was subsequently adjusted to $147.72 per unit by subsequent payment to tendering unitholders). See “The Offer — Section 9. Background and Reasons for the Offer; Comparison of Offer Price to Alternative Consideration”, “— Prior Tender Offers and Private Purchases” and “— Prices on Secondary Market.”

Our offer price does not reflect future prospects.

Our offer price does not ascribe any value to potential future improvements in the fair market value or operating performance of your partnership’s properties.

Our offer price for your units may be less than the liquidation value attributable to your units.

The actual proceeds obtained from liquidation are highly uncertain and could be more than our estimate. Other persons could derive different estimates of the liquidation value. If your partnership were to sell its assets and liquidate, the value of the assets would be determined through negotiations with third parties, who may use different valuation methods to determine the value of your partnership’s assets. Accordingly, our offer price could be less than the net proceeds that you would realize upon an actual liquidation of your partnership. In addition, your partnership would generally make liquidating distributions in accordance with the partners’ respective positive capital account balances, regardless of whether such distributions are proportionate to the percentage of partnership units held by a limited partner. Our offer price is based upon an estimated average per-unit value and not upon your capital account balance. Accordingly, the amount that you receive pursuant to our offer may be less than the amount you would have received in a liquidating distribution of the partnership.

Continuation of the partnership; no time frame regarding sale of property.

Your general partner, which is our affiliate, is proposing to continue to operate your partnership and not to attempt to liquidate it at the present time. It is not known when the properties owned by your partnership may be sold. The general partner of your partnership from time to time considers whether a property should be sold or otherwise disposed of after consideration of relevant factors, including prevailing economic conditions, availability of favorable financing and tax considerations, with a view to achieving maximum capital appreciation for your partnership. At the current time, the general partner of your partnership believes that selling your partnership’s properties would not be advantageous given market conditions, the condition of the property and tax considerations. In particular, the general partner considered changes in the local rental market resulting from local economic conditions (such as unemployment, availability of alternative rental properties, vacancy rates and changes in market rental rates), the potential for appreciation in the value of a property given current local market conditions and trends for the sale of multi-family residential properties (such as the current expected sales price of a property given supply and demand and recent sales of comparable properties in surrounding neighborhoods, the local competitive climate for property sales, development plans for new construction and trends in local and regional real estate markets), the partnership’s operating cash flow requirements and the potential tax liability to limited partners on the sale of a property.

Holding your units may result in greater future value.

Although a liquidation of your partnership is not currently contemplated in the near future, you might receive more value if you retain your units until your partnership is liquidated. In addition, at the current time, the general partner of your partnership believes that selling the partnership’s properties would not be advantageous given market conditions, the condition of the properties and tax considerations. If your partnership’s properties were sold in the future and the net proceeds from the sale were distributed to the limited partners, the per-unit amount of such distributions might exceed our current offer price.

The general partner faces conflicts of interest with respect to this offer.

The general partner of your partnership is our affiliate and, therefore, has substantial conflicts of interest with respect to our offer. We are making this offer with a view to making a profit. There is a conflict between our desire to purchase your units at a low price and your desire to sell your units at a high price. We determined our offer price without negotiation with any other party, including any general or limited partner.

Your general partner is not making a recommendation regarding this offer.

The general partner of your partnership (which is our affiliate) makes no recommendation as to whether or not you should tender or refrain from tendering your units because each limited partner’s circumstances may differ from those of other limited partners. You should make your own decision whether or not to participate in the offer based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, other financial opportunities available to you, your tax position and the tax consequences to you of selling your units. You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.

Your general partner faces conflicts of interest relating to management fees.

Because we or our affiliates receive fees for managing your partnership and its properties, a conflict of interest exists between continuing the partnership and receiving such fees, and the liquidation of the partnership and the termination of such fees. Also, a decision of the limited partners of your partnership to remove, for any reason, the general partner of your partnership or the property manager of your partnership’s properties would result in a decrease or elimination of the substantial fees to which they are entitled for services provided to your partnership.

We may make a future offer at a higher price.

It is possible that we may conduct a future offer at a higher price, although we have no obligation or current intention to do so. Our decision to conduct a future offer will depend on, among other things, the performance of the partnership, prevailing economic conditions, and our interest in acquiring additional units.

Your U.S. federal tax liability resulting from a sale of your units could exceed our offer price.

For U.S. federal income tax purposes, your sale of units for cash will be a taxable sale, with the result that you will recognize taxable gain or loss measured by the difference between the amount realized on the sale and your adjusted tax basis in the units of limited partnership interest of your partnership you transfer to us. The “amount realized” with respect to a unit of limited partnership interest that you transfer to us will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to your unit. Depending on your basis in the units and your tax position, your tax liability resulting from a sale of units to us pursuant to the offer could exceed our offer price. The particular tax consequences for you of our offer will depend upon a number of factors related to your tax situation, including your adjusted tax basis in the units you transfer to us, whether you dispose of all of your units, and whether you have available suspended passive losses, credits or other tax items to offset any gain recognized as a result of your sale of your units. We may also be required by federal, state or local tax laws to withhold a portion of our offer price. Because the income tax consequences of tendering units will not be the same for everyone, you should consult your tax advisor to determine the tax consequences of the offer to you.

You may recognize taxable gain for release and assignment of claims.

If you tender units in this offer, a portion of the price paid to you may be deemed a payment for your release and assignment of claims. The proper treatment for federal income tax purposes of your receipt of any deemed payments for your release and assignment of claims is uncertain. No opinion or assurance can be given that the Internal Revenue Service (the “IRS”) will not challenge the treatment of any deemed payments for your release and assignment of claims as additional consideration for the units, and assert that such amount should be treated as an ordinary income payment in exchange for your release and/or assignment of current and future claims. You should consult your tax advisor regarding the tax consequences to you with respect to your right to, and your receipt of, any deemed payments for your release and assignment of claims.

If you tender your units in this offer, you will no longer be entitled to distributions from your partnership.

If you tender your units in response to our offer, you will transfer to us all right, title and interest in and to all of the units we accept, and the right to receive all distributions in respect of such units on and after the date on which we accept such units for purchase. Accordingly, for any units that we acquire from you, you will not receive any future distributions from operating cash flow of your partnership or upon a sale or refinancing of the properties owned by your partnership.

We control your partnership.

Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. The general partner of your partnership is our affiliate and we control the management of your partnership. Under your partnership’s agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership’s assets. We and our affiliates own 69,920, or 70.06%, of the total outstanding units of your partnership. Because we and our affiliates own a majority of the outstanding units, we have the ability to control any votes of the limited partners.

You could recognize gain in the event of a future reduction in your partnership’s liabilities.

Generally, a decrease in your share of partnership liabilities is treated, for federal income tax purposes, as a deemed cash distribution. Although the general partner of your partnership does not have any current plan or intention to reduce the liabilities of your partnership, it is possible that future economic, market, legal, tax or other considerations may cause the general partner to reduce your share of the partnership liabilities. If you retain all or a portion of your units and your share of the partnership liabilities were to be reduced, you would be treated as receiving a hypothetical distribution of cash resulting from a decrease in your share of the liabilities of the partnership. Any such hypothetical distribution of cash would be treated as a nontaxable return of capital to the extent of your adjusted tax basis in your units and thereafter as gain. Gain recognized by you on the disposition of retained units with a holding period of 12 months or less may be classified as short-term capital gain and subject to taxation at ordinary income tax rates.

We could delay acceptance of, and payment for, your units.

We reserve the right to extend the period of time during which our offer is open and thereby delay acceptance for payment of any tendered units. The offer may be extended in our reasonable discretion, and no payment will be made in respect of tendered units until the expiration of the offer and acceptance of units for payment. We will pay for or return tendered units promptly after expiration of the offer.

Your partnership has balloon payments on its mortgage debt.

Your partnership has balloon payments totaling $8,535,000 due on its mortgage debt in December 2009 and $14,109,000 due on its mortgage debt in September 2015. Your partnership may have to refinance such debt, sell assets or otherwise obtain additional funds prior to the balloon payment due date, or it will be in a default and could lose the properties to foreclosure. See “The Offer — Section 14. Certain Information Concerning Your Partnership” for more information regarding the mortgage debt of your partnership.

THE OFFER

1.	Terms of the Offer; Expiration Date; Proration

We are offering to purchase limited partnership units in your partnership for $106.07 per unit in cash, upon the terms and subject to the conditions of the offer. The purchase price per unit will automatically be reduced by the aggregate amount of distributions per unit, if any, made or declared by your partnership on or after the commencement of our offer and prior to the date on which we acquire your units pursuant to our offer. If the offer price is reduced in this manner, we will notify you and, if necessary, we will extend the offer period so that you will have at least ten business days from the date of our notice to withdraw your units.

If, prior to the expiration date, we increase the consideration offered pursuant to the offer, the increased consideration will be paid for all units accepted for payment pursuant to the offer, whether or not the units were tendered prior to the increase in consideration.

Upon the terms and subject to the conditions to the offer, we will accept (and thereby purchase) units that are validly tendered on or prior to the expiration date and not withdrawn in accordance with the procedures set forth in “The Offer — Section 4. Withdrawal Rights.” For purposes of the offer, the term “expiration date” shall mean midnight, New York City time, on April 27, 2007, unless we in our reasonable discretion shall have extended the period of time for which the offer is open. See “The Offer — Section 5. Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period,” for a description of our right to extend the period of time during which the offer is open and to amend or terminate the offer.

If units are validly tendered prior to the expiration date and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in “The Offer — Section 4. Withdrawal Rights” and the purchase of all such units would result in (i) a “Rule 13e-3 transaction” within the meaning of the Securities Exchange Act of 1934 (the “Exchange Act”), or (ii) there being less than 320 unitholders, we will purchase only 99% of the total number of units so tendered by each limited partner (subject to any necessary adjustment for fractional units). If we are going to purchase only 99% of the units validly tendered, we will notify you of such fact. In such case, you would continue to be a limited partner and receive a K-1 for tax reporting purposes. There are 1,262 unitholders in your partnership as of December 31, 2006. See “The Offer — Section 7. Effects of the Offer — Effect on Trading Market; Registration Under 12(g) of the Exchange Act.”

If more units than can be purchased under your partnership agreement are tendered and not withdrawn, we will accept for payment and pay for the maximum number of units validly tendered that would not violate the terms of your partnership agreement, and the number of units accepted from each tendering unitholder will be prorated according to the number of units so tendered, with appropriate adjustments to avoid purchases of fractional units. See “The Offer — Section 2. Acceptance for Payment and Payment for Units.”

The offer is not conditioned upon any minimum number of units being tendered. However, the offer is conditioned on satisfaction of certain conditions, including among other things, there being at least 320 unitholders remaining after our purchase of all units validly tendered and not properly withdrawn prior to the expiration date in accordance with the procedures set forth in “The Offer — Section 4. Withdrawal Rights.” See “The Offer — Section 18. Conditions to the Offer,” which sets forth in full the conditions to the offer. We reserve the right (but in no event shall we be obligated), in our reasonable discretion, to waive any or all of those conditions. If, on or prior to the expiration date, any or all of the conditions have not been satisfied or waived, we reserve the right to (i) decline to purchase any of the units tendered, terminate the offer and return all tendered units to tendering limited partners, (ii) waive all the unsatisfied conditions and purchase, subject to the terms of the offer, units validly tendered, (iii) extend the offer and, subject to your withdrawal rights, retain the units that have been tendered during the period or periods for which the offer is extended, or (iv) amend the offer. Although the payment date will occur after expiration of the offer, in the books and records of the partnership the change in ownership of tendered units will be made retroactive to the first day of the calendar quarter in which the offer expires. For tax, accounting and financial reporting purposes, the transfer of tendered units will be deemed to take effect on the first day of the calendar quarter in which the offer expires. Accordingly, all profits and losses relating to any tendered units will be allocated to us from and after this date. If we waive any material conditions to our offer, we will notify you and, if necessary, we will extend the offer period so that you will have at least five business days from the date of our notice to withdraw your units.

This offer is being mailed on or about March 30, 2007 to the persons shown by your partnership’s records to have been limited partners or, in the case of units owned of record by Individual Retirement Accounts and qualified plans, beneficial owners of units.

2.	Acceptance for Payment and Payment for Units

Upon the terms and subject to the conditions of the offer, we will purchase, by accepting for payment, and will pay for, units validly tendered as promptly as practicable, which we expect will be within three business days after the expiration of the offer. A tendering beneficial owner of units whose units are owned of record by an Individual Retirement Account or other qualified plan will not receive direct payment of the offer price; rather, payment will be made to the custodian of such account or plan. In all cases, payment for units purchased pursuant to the offer will be made only after timely receipt by the Information Agent of a properly completed and duly executed letter of transmittal and other documents required by the letter of transmittal. See “The Offer — Section 3. Procedure for Tendering Units.” UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

If units are tendered (and not properly withdrawn) and the purchase of those units would result in there being fewer than 320 unitholders, we will purchase no more than 99% of the units tendered by each unitholder to assure that there is no reasonable likelihood that the partnership would have fewer than 300 unitholders as a result of the offer. There are 1,262 unitholders in your partnership as of December 31, 2006. See “The Offer — Section 18. Conditions of the Offer.”

For purposes of the offer, we will be deemed to have accepted for payment pursuant to the offer, and thereby purchased, validly tendered units, if, as and when we give verbal or written notice to the Information Agent of our acceptance of those units for payment pursuant to the offer. Payment for units accepted for payment pursuant to the offer will be made through the Information Agent, which will act as agent for tendering limited partners for the purpose of receiving cash payments from us and transmitting cash payments to tendering limited partners.

If any tendered units are not accepted for payment by us for any reason, the letter of transmittal with respect to such units not purchased may be destroyed by the Information Agent or us or returned to you. You may withdraw tendered units until the expiration date (including any extensions). In addition, if we have not accepted units for payment by May 29, 2007, you may then withdraw any tendered units. After the expiration date, the Information Agent may, on our behalf, retain tendered units, and those units may not be otherwise withdrawn, if, for any reason, acceptance for payment of, or payment for, any units tendered pursuant to the offer is delayed or we are unable to accept for payment, purchase or pay for units tendered pursuant to the offer. Any such action is subject, however, to our obligation under Rule 14e-1(c) under the Exchange Act, to pay you the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

We reserve the right to transfer or assign, in whole or in part, to one or more of our affiliates, the right to purchase units tendered pursuant to the offer, but no such transfer or assignment will relieve us of our obligations under the offer or prejudice your rights to receive payment for units validly tendered and accepted for payment pursuant to the offer.

3.	Procedure for Tendering Units

Valid Tender.  To validly tender units pursuant to the offer, a properly completed and duly executed letter of transmittal, and any other required documents must be received by the Information Agent, at one of its addresses set forth on the back cover of this Offer to Purchase, on or prior to the expiration date. You may tender all or any portion of your units. No alternative, conditional or contingent tenders will be accepted.

Signature Requirements.  If the letter of transmittal is signed by the registered holder of a unit and payment is to be made directly to that holder, then no signature guarantee is required on the letter of transmittal. Similarly, if a unit is tendered for the account of a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States (each an “Eligible Institution”), no signature guarantee is required on the letter of transmittal. However, in all other cases, all signatures on the letter of transmittal must be guaranteed by an Eligible Institution.

In order for you to tender in the offer, your units must be validly tendered and not withdrawn on or prior to the expiration date.

The method of delivery of the letter of transmittal and all other required documents is at your option and risk and delivery will be deemed made only when actually received by the Information Agent. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

Appointment as Proxy; Power of Attorney.  By executing the letter of transmittal, you are irrevocably appointing us and our designees as your proxy, in the manner set forth in the letter of transmittal and each with full power of substitution, to the fullest extent of your rights with respect to the units tendered by you and accepted for payment by us. Each such proxy shall be considered coupled with an interest in the tendered units. Such appointment will be effective when, and only to the extent that, we accept the tendered units for payment. Upon such acceptance for payment, all prior proxies given by you with respect to the units will, without further action, be revoked, and no subsequent proxies may be given (and if given will not be effective). We and our designees will, as to those units, be empowered to exercise all voting and other rights as a limited partner as we, in our sole discretion, may deem proper at any meeting of limited partners, by written consent or otherwise. By executing the letter of transmittal, you agree to execute all such documents and take such other actions as shall be reasonably required to enable the units tendered to be voted in accordance with our directions. The proxy granted by you to us will remain effective and be irrevocable for a period of ten years following the termination of our offer.

By executing the letter of transmittal, you also irrevocably constitute and appoint us and our designees as your attorneys-in-fact, each with full power of substitution, to the fullest extent of your rights with respect to the units tendered by you and accepted for payment by us. Such appointment will be effective when, and only to the extent that, we pay for your units and will remain effective and be irrevocable for a period of ten years following the termination of our offer. You will agree not to exercise any rights pertaining to the tendered units without our prior consent. Upon such payment, all prior powers of attorney granted by you with respect to such units will, without further action, be revoked, and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, we and our designees each will have the power, among other things, (i) to transfer ownership of such units on the partnership books maintained by your general partner (and execute and deliver any accompanying evidences of transfer and authenticity it may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Information Agent of the offer consideration, to become a substituted limited partner, to receive any and all distributions made by your partnership on or after the date on which we acquire such units, and to receive all benefits and otherwise exercise all rights of beneficial ownership of such units in accordance with the terms of our offer, (iii) to execute and deliver to the general partner of your partnership a change of address form instructing the general partner to send any and all future distributions to which we are entitled pursuant to the terms of the offer in respect of tendered units to the address specified in such form, and (iv) to endorse any check payable to you or upon your order representing a distribution to which we are entitled pursuant to the terms of our offer, in each case, in your name and on your behalf.

Assignment of Interest in Future Distributions.  By executing the letter of transmittal, you will irrevocably assign to us and our assigns all of your right, title and interest in and to any and all distributions made by your partnership from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up, or dissolution, payments in settlement of existing or future litigation (other than with respect to your pro rata share of the settlement fund in the Nuanes and Heller settlement, provided that you are otherwise eligible, and if and when approval of the settlement and judgment entered thereto become final) and all other distributions and payments from and after the expiration date of our offer, in respect of the units tendered by you and accepted for payment and thereby purchased by us. If, after the unit is accepted for payment and purchased by us, you receive any distribution from any source and of any nature, including, without limitation, distributions in the ordinary course, distributions from sales of assets, distributions upon liquidation, winding-up or dissolution, payments in settlement of existing or future litigation and all other distributions and payments, from your partnership in respect of such unit, you will agree to forward promptly such distribution to us.

Release of Claims.  By executing the letter of transmittal, effective upon acceptance for payment of the units tendered by you, you will, on behalf of yourself, your heirs, estate, executor, administrator, successors and assigns, and your partnership, fully, finally and forever release, relinquish and discharge us and our predecessors, successors and assigns and our present and former parents, subsidiaries, affiliates, investors, insurers, reinsurers, officers, directors, employees, agents, administrators, auditors, attorneys, accountants, information and solicitation agents, investment bankers, and other representatives, including but not limited to the Aimco Operating Partnership (collectively, the “Releasees”), from any and all claims and causes of action, whether brought individually, on behalf of a class, or derivatively, demands, rights, or liabilities, including, but not limited to, claims for negligence, gross negligence, professional negligence, breach of duty of care or loyalty, or breach of duty of candor, fraud, breach of fiduciary duty, mismanagement, corporate waste, malpractice, misrepresentation, whether intentional or negligent, misstatements and omissions to disclose, breach of contract, violations of any state or federal statutes, rules or regulations, whether known claims or unknown claims through and including the date of execution of the letter of transmittal, including, but not limited to, those claims that arise out of or relate to (a) the ownership of one or more units in your partnership, including but not limited to, any and all claims related to the management of your partnership or the properties owned by your partnership (whether currently or previously), the payment of management fees or other monies to the general partner of your partnership and its affiliates, prior acquisitions or tender offers and the prior settlement, (b) the purchase, acquisition, holding, sale, tender or voting of one or more units in your partnership, or (c) any of the facts, circumstances, allegations, claims, causes of action, representations, statements, reports, disclosures, transactions, events, occurrences, acts, omissions or failures to act, of whatever kind or character whatsoever, irrespective of the state of mind of the actor performing or omitting to perform the same, that have been or could have been alleged in any pleadings, amended pleading, argument, complaint, amended complaint, brief, motion, report or filing in the Nuanes and Heller litigation (collectively, the “Released Claims”); provided, however, that the Released Claims are not intended to include (i) any claim based upon violations of federal or state securities laws in connection with this offer, and (ii) any right to your pro rata share of the settlement fund in the Nuanes and Heller settlement, provided that you are otherwise eligible, and if and when approval of the settlement and judgment entered thereto become final.

In addition, you will expressly waive and relinquish, to the fullest extent permitted by law and consistent with the releases described herein, the provisions, rights and benefits of Section 1542 of the Civil Code of California (“Section 1542”), which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN ITS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR.

You will have also waived any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, that is similar, comparable or equivalent to Section 1542. You may hereafter discover facts in addition to or different from those which you now know or believe to be true with respect to the subject matter of the Released Claims, but you will be deemed to have fully, finally and forever settled and released any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, that now exist or heretofore have existed upon any theory of law or equity now existing, including, but not limited to, conduct that is negligent, intentional, with or without malice, or a breach of any duty, law or rule, without regard to the subsequent discovery of the existence of such different or additional facts.

You will acknowledge and agree that the releases contained in the letter of transmittal are intended to include the Released Claims, which you may have and which you do not know or suspect to exist in your favor against the Releasees and that the releases contained in the letter of transmittal extinguish those claims. You will represent and warrant to the Releasees that you have been advised by your attorney of the effect and import of the provisions of Section 1542, and that you have not assigned or otherwise transferred or subrogated any interest in the Released Claims.

Determination of Validity; Rejection of Units; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of units pursuant to our offer will be determined by us, in our reasonable discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any particular unit determined by us not to be in proper form or if the acceptance of or payment for that unit may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive or amend any of the conditions to the offer that we are legally permitted to waive as to the tender of any particular unit and to waive any defect or irregularity in any tender with respect to any particular unit of any particular limited partner. If we waive any of the conditions to the offer with respect to the tender of a particular unit or with respect to a particular limited partner, we will waive such condition with respect to all other tenders of units or all other limited partners in this offer as well. Our interpretation of the terms and conditions to the offer (including the letter of transmittal) will be final and binding on all parties. No tender of units will be deemed to have been validly made unless and until all defects and irregularities have been cured or waived. Neither we, the Information Agent, nor any other person will be under any duty to give notification of any defects or irregularities in the tender of any unit or will incur any liability for failure to give any such notification.

Backup Federal Income Tax Withholding.  To prevent the possible application of back-up federal income tax withholding with respect to payment of the offer price, you must provide us with your correct taxpayer identification number. See the instructions to the letter of transmittal and “The Offer — Section 6. Material Federal Income Tax Matters.”

State and Local Withholding.  If you tender any units pursuant to this offer, we may be required under state or local tax laws to deduct and withhold a portion of our offer price. You should consult your tax advisor concerning whether any state or local withholding would be required on a disposition of your units and whether such amounts may be available to you as a credit on your state or local tax returns.

FIRPTA Withholding.  To prevent the withholding of federal income tax in an amount equal to 10% of the amount realized on the disposition (the amount realized is generally the offer price plus the partnership liabilities allocable to each unit purchased), you must certify that you are not a foreign person if you tender units. See the instructions to the letter of transmittal and “The Offer — Section 6. Material Federal Income Tax Matters.”

Transfer Taxes.  The amount of any transfer taxes (whether imposed on the registered holder of units or any person) payable on account of the transfer of units will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

Binding Agreement.  A tender of a unit pursuant to any of the procedures described above and the acceptance for payment of such unit will constitute a binding agreement between the tendering limited partner and us on the terms set forth in this Offer to Purchase and the letter of transmittal.

4.	Withdrawal Rights

You may withdraw your tendered units at any time prior to the expiration date, including any extensions thereof, or on or after May 29, 2007 if the units have not been previously accepted for payment. If you properly withdraw all of the units you previously tendered in the offer, the corresponding letter of transmittal, including your release and assignment of future claims contained therein, will be deemed revoked and of no force or effect.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Information Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered, the number of units to be withdrawn and the name of the registered holder of such units, if different from the person who tendered. In addition, the notice of withdrawal must be signed by the person who signed the letter of transmittal in the same manner as the letter of transmittal was signed.

If purchase of, or payment for, a unit is delayed for any reason, or if we are unable to purchase or pay for a unit for any reason, then, without prejudice to our rights under the offer, tendered units may be retained by the Information Agent; subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of our offer.

Any units properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of our offer. However, withdrawn units may be re-tendered at any time prior to the expiration date by following the procedures described in “The Offer — Section 3. Procedure for Tendering Units.”

All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by us in our reasonable discretion, which determination will be final and binding on all parties. Neither the Information Agent, any other person, nor we will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Extension of Tender Offer Period; Termination; Amendment; No Subsequent Offering Period

We expressly reserve the right, in our reasonable discretion, at any time and from time to time, (i) to extend the period of time during which our offer is open and thereby delay acceptance for payment of, and the payment for, any unit, (ii) to terminate the offer and not accept any units not theretofore accepted for payment or paid for if any of the conditions to the offer are not satisfied or if any event occurs that might reasonably be expected to result in failure to satisfy such conditions, (iii) upon the occurrence of any of the conditions specified in “The Offer — Section 18. Conditions to the Offer” to delay the acceptance for payment of, or payment for, any units not already accepted for payment or paid for, and (iv) to amend our offer in any respect (including, without limitation, by increasing or decreasing the consideration offered, increasing or decreasing the units being sought, or both). We will not assert any of the conditions to the offer (other than those relating to necessary governmental approvals) subsequent to the expiration of the offer. Notice of any such extension, termination or amendment will promptly be disseminated to you in a manner reasonably designed to inform you of such change. In the case of an extension of the offer, the extension may be followed by a press release or public announcement which will be issued no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of our offer, in accordance with Rule 14e-1(d) under the Exchange Act.

If we extend the offer, or if we delay payment for a unit (whether before or after its acceptance for payment) or are unable to pay for a unit pursuant to our offer for any reason, then, without prejudice to our rights under the offer, the Information Agent may retain tendered units and those units may not be withdrawn except to the extent tendering limited partners are entitled to withdrawal rights as described in “The Offer — Section 4. Withdrawal Rights” subject, however, to our obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay the offer price in respect of units tendered or return those units promptly after termination or withdrawal of the offer.

If we make a material change in the terms of our offer, or if we waive a material condition to our offer, we will extend the offer and disseminate additional tender offer materials to the extent required by Rules 14d-4 and 14e-1 under the Exchange Act. The minimum period during which the offer must remain open following any material change in the terms of the offer, other than a change in price or a change in percentage of securities sought or a change in any dealer’s soliciting fee, if any, will depend upon the facts and circumstances, including the materiality of the change, but generally will be five business days. With respect to a change in price or, subject to certain limitations, a change in the percentage of securities sought or a change in any dealer’s soliciting fee, if any, a minimum of ten business days from the date of such change is generally required to allow for adequate dissemination to limited partners. Accordingly, if, prior to the expiration date, we increase (other than increases of not more than two percent of the outstanding units) or decrease the number of units being sought, or increase or decrease the offer price, and if the offer is scheduled to expire at any time earlier than the tenth business day after the date that notice of such increase or decrease is first published, sent or given to limited partners, the offer will be extended at least until the expiration of such ten business days. As used in this Offer to Purchase, “business day” means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

Pursuant to Rule 14d-11 under the Exchange Act, subsequent offering periods may be provided in tender offers for “any and all” outstanding units of a partnership. A subsequent offering period is an additional period of from three to twenty business days following the expiration date of the offer, including any extensions, in which limited partners may continue to tender units not tendered in the offer for the offer price. We do not currently intend to offer a subsequent offering period.

6.	Material Federal Income Tax Matters

The following summary is a discussion of the material United States federal income tax consequences of the offer that may be relevant to (i) limited partners who tender some or all of their units for cash pursuant to our offer, and (ii) limited partners who do not tender any of their units pursuant to our offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, rulings issued by the IRS, and judicial decisions, all as of the date of this Offer to Purchase, all of which are subject to change or alternative construction, possibly with retroactive effect. Any such change or alternative construction could affect the continuing accuracy of this summary. This summary is based on the assumption that your partnership is operated in accordance with its organizational documents, including its certificate of limited partnership and agreement of limited partnership. This summary does not purport to discuss all aspects of federal income taxation that may be important to a particular person in light of its investment or tax circumstances, or to certain types of investors subject to special tax rules (including financial institutions, broker-dealers, insurance companies, and, except to the extent discussed below, tax-exempt organizations and foreign investors, as determined for United States federal income tax purposes), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. This summary assumes that the units are held by the limited partners for investment purposes (commonly referred to as “capital assets”), and are not held by partners for sale to customers as dealer property under the Code. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this Offer to Purchase. Further, no opinion of counsel has been obtained with regard to the offer.

The United States federal income tax treatment of a limited partner participating in the offer depends in some instances on determinations of fact and interpretations of complex provisions of United States federal income tax law for which no clear precedent or authority may be available. Accordingly, you should consult your tax advisor regarding the United States federal, state, local and foreign tax consequences of selling the interests in your partnership represented by your units pursuant to our offer or of a decision not to sell in light of your specific tax situation.

Tax Consequences to Limited Partners Tendering Units for Cash.  The sale of a unit of limited partnership interest pursuant to this offer will be a taxable transaction for United States federal income tax purposes. You will recognize gain or loss on a sale of a unit of limited partnership interest of your partnership equal to the difference, if any, between (i) your “amount realized” on the sale and (ii) your adjusted tax basis in the unit sold. The “amount realized” with respect to a unit will be equal to the sum of the amount of cash received by you for the unit sold pursuant to the offer plus the amount of partnership liabilities allocable to your unit (as determined under Section 752 of the Code). Thus, your tax liability resulting from a sale of a unit could exceed the cash received upon such sale.

Adjusted Tax Basis.  If you acquired your units for cash, your initial tax basis in such units was generally equal to your cash investment in your partnership increased by your share of partnership liabilities at the time you acquired such units. Your initial tax basis generally has been increased by (i) your share of partnership income and gains, and (ii) any increases in your share of partnership liabilities, and has been decreased (but not below zero) by (i) your share of partnership cash distributions, (ii) any decreases in your share of partnership liabilities, (iii) your share of partnership losses, and (iv) your share of nondeductible partnership expenditures that are not chargeable to capital. For purposes of determining your adjusted tax basis in your units immediately prior to a disposition of your units, your adjusted tax basis in your units will include your allocable share of partnership income, gain or loss for the taxable year of disposition. If your adjusted tax basis is less than your share of partnership liabilities (e.g., as a result of the effect of net loss allocations and/or distributions exceeding the cost of your unit), your gain recognized with respect to a unit pursuant to the offer will exceed the cash proceeds realized upon the sale of such unit, and may result in a tax liability to you that exceeds the cash received upon such sale.

Character of Gain or Loss Recognized Pursuant to the Offer.  Except as described below, the gain or loss recognized by you on a sale of a unit pursuant to the offer generally will be treated as a long-term capital gain or loss if you held the unit for more than one year. Long-term capital gains recognized by individuals and certain other noncorporate taxpayers generally will be subject to a maximum United States federal income tax rate of 15%. If the amount realized with respect to a unit of limited partnership interest of your partnership that is attributable to your share of “unrealized receivables” of your partnership exceeds the tax basis attributable to those assets, such excess will be treated as ordinary income. Among other things, “unrealized receivables” include depreciation recapture for certain types of property. In addition, the maximum United States federal income tax rate applicable to persons who are noncorporate taxpayers for net capital gains attributable to the sale of depreciable real property (which may be determined to include an interest in a partnership such as your units) held for more than one year is currently 25% (rather than 15%) with respect to that portion of the gain attributable to depreciation deductions previously taken on the property. Certain limitations apply to the use of capital losses.

If you tender a unit of limited partnership interest of your partnership in the offer, you will be allocated a share of partnership taxable income or loss for the year of tender with respect to any units sold. You will not receive any future distributions on units tendered on or after the date on which such units are accepted for purchase and, accordingly, you may not receive any distributions with respect to such accreted income. Such allocation and any partnership cash distributions to you for that year will affect your adjusted tax basis in your unit and, therefore, the amount of your taxable gain or loss upon a sale of a unit pursuant to the offer.

Passive Activity Losses.  The passive activity loss rules of the Code limit the use of losses derived from passive activities, which generally include investments in limited partnership interests such as your units. An individual, as well as certain other types of investors, generally may not use losses from passive activities to offset nonpassive activity income received during the taxable year. Passive losses that are disallowed for a particular tax year are “suspended” and may be carried forward to offset passive activity income earned by the investor in future taxable years. In addition, such suspended losses may be claimed as a deduction, subject to other applicable limitations, upon a taxable disposition of the investor’s interest in such activity. Accordingly, if your investment in your units is treated as a passive activity, you may be able to reduce gain from the sale of your units pursuant to the offer with passive losses in the manner described below. You are urged to consult your tax advisor concerning whether, and the extent to which, you have available “suspended” passive activity losses from your partnership or other investments that may be used to reduce gain from the sale of units pursuant to the offer.

Release and Assignment of Claims.  If you tender units in this offer, a portion of the price paid to you may be deemed a payment for your release and assignment of claims. The proper treatment for federal income tax purposes of your receipt of any deemed payments for your release and assignment of claims is uncertain. No opinion or assurance can be given that the IRS will not challenge the treatment of any deemed payments for your release and assignment of claims as additional consideration for the units, and assert that such amount should be treated as an ordinary income payment in exchange for your release and/or assignment of current and future claims. You should consult your tax advisor regarding the tax consequences to you with respect to your right to, and your receipt of, any deemed payments for your release and assignment of claims.

Information Reporting, Backup Withholding and FIRPTA.  If you tender any units, you must report the transaction by filing a statement with your United States federal income tax return for the year of the tender which provides certain required information to the IRS. The paying agent may also be required to report the transaction to the IRS. To prevent the possible application of United States federal back-up withholding tax (currently, 28%) with respect to the payment of the offer consideration, you are generally required to provide us a completed Substitute IRS Form W-9, included with the letter of transmittal. Back-up withholding is not an additional tax. Any amounts withheld under the back-up withholding rules may be refunded or credited against your United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

Gain realized by a foreign person on the sale of a unit pursuant to the offer will be fully subject to United States federal income tax under the Foreign Investment in Real Property Tax Act of 1980. In addition, if we acquire an interest held by a foreign person, we will be required to deduct and withhold 10% of the amount realized by such foreign person on the disposition. Amounts withheld would be creditable against a foreign person’s United States federal income tax liability and, if in excess thereof, a refund could be claimed from the IRS by filing a United States income tax return.

State and Local Withholding.  If you tender any units pursuant to this offer, we may be required under state or local tax laws to deduct and withhold a portion of our offer price. You should consult your tax advisor concerning whether any state or local withholding would be required on a disposition of your units and whether such amounts may be available to you as a credit on your state or local tax returns.

Tax Consequences to the General Partner of Your Partnership and its Affiliates, including the Aimco Operating Partnership.  The general partner of your partnership and its affiliates will not recognize gain or loss in connection with this offer.

7.	Effects of the Offer

The general partner of your partnership is our affiliate and we have control over the management of your partnership. We also are affiliated with the company that currently manages the properties owned by your partnership. In addition, we and our affiliates own 69,920 units, or 70.06%, of the outstanding limited partnership units of your partnership. Because we and our affiliate own a majority of the outstanding units and control your partnership’s general partner, we control the outcome of most voting decisions with respect to your partnership. In general, and subject to our fiduciary duties, we will vote the units owned by us in whatever manner we deem to be in our best interests, which may not be in the interest of other limited partners. This could (1) prevent non-tendering limited partners from taking action that they desire but that we oppose and (2) enable us to take action desired by us but opposed by non-tendering limited partners.

Distributions to Us.  If we acquire units in the offer, we will participate in any subsequent distributions to limited partners to the extent of the units purchased.

Partnership Status.  The rules regarding whether a partnership is treated as a “publicly traded partnership” taxable as a corporation are not certain. We believe that our purchase of units in accordance with the terms of our offer should not adversely affect the issue of whether your partnership is classified as a partnership for federal income tax purposes.

Business.  Our offer will not affect the operation of the properties owned by your partnership. We will continue to control the general partner of your partnership and the property manager, both of which will remain the same. Consummation of the offer will not affect your agreement of limited partnership, the operations of your partnership, the business and properties owned by your partnership or any other matter relating to your partnership, except it would result in us increasing our ownership of units. We have no current intention of changing the fee structure for your general partner or the manager of your partnership’s properties.

Effect on Trading Market; Registration Under Section 12(g) of the Exchange Act.  If a substantial number of unitholders tender their units pursuant to the offer, the result will be a reduction in the number of limited partners in your partnership. In the case of certain kinds of equity securities, a reduction in the number of securityholders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In the case of your partnership, however, there is no established public trading market for the units and, therefore, we do not believe a reduction in the number of limited partners will materially further restrict your ability to find purchasers for your units through secondary market transactions.

The units are registered under Section 12(g) of the Exchange Act, which means, among other things, that your partnership is required to file periodic reports with the SEC and to comply with the SEC’s proxy rules. We do not expect or intend that consummation of the offer will cause the units to cease to be registered under Section 12(g) of the Exchange Act. If the units were to be held by fewer than 300 persons, your partnership could apply to de-register the units under the Exchange Act. Your partnership has 1,262 unitholders as of December 31, 2006. If units are tendered (and not properly withdrawn) and the purchase of those units would result in there being fewer than 320 unitholders, we will purchase no more than 99% of the units tendered by each unitholder to assure that there is no reasonable likelihood that the partnership would have fewer than 300 unitholders as a result of the offer. See “The Offer — Section 18. Conditions of the Offer.”

Accounting Treatment.  Upon consummation of the offer, we will account for our investment in any acquired units under the purchase method of accounting. There will be no effect on the accounting treatment of your partnership as a result of the offer.

8.	Information Concerning Us and Certain of Our Affiliates

General.  We are AIMCO Properties, L.P., a Delaware limited partnership and the operating partnership of Aimco. Together with our subsidiaries, we conduct substantially all of the operations of Aimco, a Maryland corporation. Aimco is a real estate investment trust that owns and manages multifamily apartment properties throughout the United States. Aimco’s Class A Common Stock is listed and traded on the New York Stock Exchange under the symbol “AIV.” As of December 31, 2006, we owned or managed 1,256 apartment properties containing 216,413 apartment units located in 46 states, the District of Columbia and Puerto Rico. As of December 31, 2006, we:

•	owned an equity interest in and consolidated 162,432 units in 703 apartment properties;

•	owned an equity interest in and did not consolidate 11,791 units in 102 apartment properties; and

•	provided services to or managed, for third party owners, 42,190 units in 451 apartment properties, primarily pursuant to long term, non-cancelable agreements (including 38,617 units in 410 properties that are asset managed only, and not property managed), although in certain cases we may indirectly own generally less than one percent of the operations of such properties through a partnership syndication or other fund.

Our general partner is AIMCO-GP, Inc., a Delaware corporation, which is a wholly owned subsidiary of Aimco. Our principal executive office is located at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, and our telephone number is (303) 757-8101.

The names, positions and business addresses of the directors and executive officers of Aimco (which is our affiliate), as well as a biographical summary of the experience of such persons for the past five years or more, are set forth on Annex I attached hereto and are incorporated herein by reference.

We and Aimco are both subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, file reports and other information with the SEC relating to our business, financial condition and other matters, including the complete financial statements summarized below. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, information filed by Aimco with the New York Stock Exchange may be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

For more information regarding Aimco and the Aimco Operating Partnership, please refer to our Annual Report on Form 10-K for the year ended December 31, 2006 (particularly the management’s discussion and analysis of financial condition and results of operations) and other reports and documents we have filed with the SEC.

Except as described in “The Offer — Section 9. Background and Reasons for the Offer,” “— Section 11. Conflicts of Interest and Transactions with Affiliates” and “— Section 14. Certain Information Concerning Your Partnership; Beneficial Ownership of Interests in Your Partnership,” neither we nor, to the best of our knowledge, any of the persons listed on Annex I attached hereto, (i) beneficially own or have a right to acquire any units, (ii) have effected any transaction in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Neither we nor our affiliates intend to tender any units beneficially owned in this offer.

Summary Selected Financial Information for the Aimco Operating Partnership.  The historical financial data set forth below for the Aimco Operating Partnership for the years ended December 31, 2006, 2005 and 2004 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Aimco Operating Partnership” included in the Aimco Operating Partnership’s Annual Report on Form 10-K for the year ended December 31, 2006.

	For the Year Ended December 31,
	2006(2)	2005(2)	2004(2)
	(Dollars in thousands, except per unit data)

Operating Data:
Total revenues	$1,690,994	$1,408,464	$1,279,205
Total operating expenses	(1,353,841)	(1,129,076)	(994,970)
(Loss) income from continuing operations(1)	(45,778)	(23,980)	61,897
Income from discontinued operations, net	242,842	104,724	235,181
Cumulative effect of change in accounting principle	—	—	(3,957)
Net income	197,064	80,744	293,121
Per Share Data:
Earnings per common unit — basic:
Loss from continuing operations (net of preferred distributions)	$(1.28)	$(1.18)	$(0.34)
Income from discontinued operations	2.28	1.01	2.26
Cumulative effect of change in accounting principle	—	—	(0.04)
Net income (loss) attributable to common unitholders	1.00	(0.17)	1.88
Earnings per common unit — diluted:
Loss from continuing operations (net of preferred distributions)	(1.28)	(1.18)	(0.34)
Income from discontinued operations	2.28	1.01	2.26
Cumulative effect of change in accounting principle	—	—	(0.04)
Net income (loss) attributable to common unitholders	1.00	(0.17)	1.88
Dividends declared per common unit	2.40	3.00	2.40

	For the Year Ended December 31,
	2006(2)	2005(2)	2004(2)
	(Dollars in thousands, except per unit data)

Balance Sheet Information:
Real estate, net of accumulated depreciation	$9,081,723	$8,189,743	$7,672,954
Total assets	10,303,091	10,031,756	10,086,229
Total indebtedness	6,872,753	6,021,857	5,372,870
Partners’ capital(1)	2,537,602	2,945,402	3,291,087
Cash Flow Data:
Cash provided by operating activities	$534,521	$359,321	$365,523
Cash provided by investing activities	233,964	36,374	407,683
Cash used in financing activities	(700,391)	(339,308)	(782,295)
Net increase (decrease) in cash and cash equivalents	68,094	56,387	(9,089)
Other Data:
Funds from operations available to common unitholders — diluted	$334,583	$265,754	$295,645
Weighted average number of common units, common units equivalents and dilutive preferred securities outstanding	108,036	108,027	105,694

(1)	Effective January 1, 2006, Aimco applied Emerging Issues Task Force Issue 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, or EITF 04-5. Aimco applied EITF 04-5 using a transition method that does not involve retrospective application to the financial statements for prior periods. In prior periods, Aimco used the equity method to account for our investments in the partnerships that were consolidated in 2006 in accordance with EITF 04-5. In accordance with our transition method for the adoption of EITF 04-5, Aimco recorded a $84.6 million charge to partners’ capital as of January 1, 2006, for the cumulative amount of additional losses that would have been recognized had EITF 04-5 been applied in prior periods. Substantially all of these losses were attributable to real estate depreciation expense.

(2)	Certain reclassifications have been made to the 2005 and 2004 amounts to conform to the 2006 presentation. These reclassifications primarily represent presentation changes related to discontinued operations resulting from the 2002 adoption of Statement of Financial Accounting Standards No. 144.

For the years ended December 31, 2006, 2005 and 2004, our FFO is calculated as follows:

	For the Year Ended December 31,
	2006	2005	2004
	(Amounts in thousands)

Net income (loss) attributable to common unitholders(A)	$106,537	$(18,202)	$196,199
Adjustments:
Depreciation and amortization(B)	470,597	376,231	315,451
Depreciation and amortization related to non-real estate assets	(19,620)	(17,700)	(18,349)
Depreciation on rental property related to minority partners and unconsolidated entities(C)	(4,409)	(12,474)	(14,457)
Depreciation on rental property related to minority partners’ interest-adjustment(D)	7,377	—	—
Gain on dispositions of unconsolidated real estate and other	(34,567)	(18,958)	(69,294)
Gain on dispositions of non-depreciable assets	11,525	2,480	38,977
Deficit distributions to minority partners, net(E)	21,004	11,615	17,374
Cumulative effect of change in accounting principle	—	—	3,957

	For the Year Ended December 31,
	2006	2005	2004
	(Amounts in thousands)

Discontinued operations:
Gain on dispositions of real estate, net of minority partners’ interest(C)	(260,206)	(102,972)	(249,353)
Depreciation of rental property, net of minority partners’ interest(C)	16,910	51,897	59,297
Recovery of deficit distributions to minority partners, net(E)	(15,927)	(14,606)	(3,231)
Income tax arising from disposals	32,918	4,481	16,015
Preferred OP Unit distributions	83,679	97,823	93,433
Redemption related preferred OP Unit issuance costs	6,848	1,123	3,489

Funds from Operations	$422,666	$360,738	$389,508
Preferred OP Unit distributions	(83,679)	(97,823)	(93,433)
Redemption related preferred OP Unit issuance costs	(6,848)	(1,123)	(3,489)
Distributions on dilutive preferred securities	2,444	3,962	3,059

Funds from Operations attributable to common unitholders — diluted	$334,583	$265,754	$295,645

Weighted average number of common units, common unit equivalents and dilutive preferred securities outstanding:
Common unit and equivalents(F)	106,268	105,081	104,386
Dilutive preferred securities	1,768	2,946	1,308

Total	108,036	108,027	105,694

(A)	Represents the numerator for earnings per common unit, calculated in accordance with GAAP.

(B)	Includes amortization of management contracts where we are the general partner. Such management contracts were established in certain instances where we acquired a general partner interest in either a consolidated or an unconsolidated partnership. Because the recoverability of these management contracts depends primarily on the operations of the real estate owned by the limited partnerships, we believe it is consistent with the White Paper to add back such amortization, as the White Paper directs the add-back of amortization of assets uniquely significant to the real estate industry.

(C)	“Minority partners’ interest,” means minority interest in our consolidated real estate partnerships.

(D)	Represents prior period depreciation of certain tax credit redevelopment properties that Aimco included in an adjustment to minority interest in real estate partnerships for the year ended December 31, 2006. This prior period depreciation is added back to determine FFO in accordance with the NAREIT White Paper.

(E)	In accordance with GAAP, deficit distributions to minority partners are charges recognized in our income statement when cash is distributed to a non-controlling partner in a consolidated real estate partnership in excess of the positive balance in such partner’s capital account, which is classified as minority interest on our balance sheet. We record these charges for GAAP purposes even though there is no economic effect or cost. Deficit distributions to minority partners occur when the fair value of the underlying real estate exceeds its depreciated net book value because the underlying real estate has appreciated or maintained its value. As a result, the recognition of expense for deficit distributions to minority partners represents, in substance, either (a) our recognition of depreciation previously allocated to the non-controlling partner or (b) a payment related to the non-controlling partner’s share of real estate appreciation. Based on White Paper guidance that requires real estate depreciation and gains to be excluded from FFO, we add back deficit distributions and subtract related recoveries in our reconciliation of net income to FFO.

(F)	Represents the denominator for earnings per common unit — diluted, calculated in accordance with GAAP, plus additional common share equivalents that are dilutive for FFO.

9.	Background and Reasons for the Offer

General.  We are in the business of acquiring direct and indirect interests in apartment properties such as the properties owned by your partnership. Our offer provides us with an opportunity to increase our ownership interest in your partnership’s properties while providing you and other investors with an opportunity to liquidate your current investment.

As part of the settlement of the Nuanes and Heller litigation, we commenced cash tender offers in November 2003 and November 2004 to acquire limited partnership units in your partnership for $83.27 per unit (which was subsequently adjusted to $98.90 per unit by subsequent payment to tendering unitholders) and $118.69 per unit (which was subsequently adjusted to $147.72 per unit by subsequent payment to tendering unitholders), respectively, and acquired a total of 6,635 units. This offer is not being made as part of the settlement.

Alternative Transactions Considered by Us.  At the present time, we have decided to proceed with this offer. From time to time in the past, we have considered proposing a number of alternative transactions, including the purchase of your partnership’s properties or a merger of your partnership in which you would receive cash in exchange for your units. We decided not to pursue these alternative transactions because, in each case, we determined that a tender offer would be a less expensive means of acquiring additional interests in your partnership. In the future, however, we may consider purchasing your partnership’s properties or effecting such a merger. See “The Offer — Section 12. Future Plans of the Purchaser.” We also considered an offer to exchange units in your partnership for limited partnership interests in the Aimco Operating Partnership. However, because of the expense and delay associated with making such an exchange offer, we decided to make an offer for cash only. In addition, our historical experience has been that when we have offered limited partners an opportunity to receive cash or limited partnership interests in the Aimco Operating Partnership, the limited partners who tender usually prefer the cash option.

Determination of Offer Price and Valuation of Units.  Our offer price is based on our estimate of the proceeds that would be available for distribution to limited partners in the event of a liquidation of your partnership’s properties. Our starting point in this process is our estimated value for the properties. We considered many of the same factors and assumptions that American Appraisal Associates, Inc., the court-appointed, independent appraiser (“AAA”), considered in its appraisal of your partnership’s properties. In its report dated July 10, 2003, AAA determined a final “as is” market value for Landmark Apartments of $12,000,000 and a final “as is” market value for Deer Creek Apartments of $25,900,000, as of June 3, 2003. For a more detailed description of the independent appraisals of your partnership’s properties, see “The Offer — Sector 9. Background and Reasons for the Offer — Summary of 2003 Independent Appraisal.”

For Landmark Apartments, we assigned it a gross property value of $12,000,000 which is equal to its AAA appraised value as of June 3, 2003. We did not take into account the appraisal of Landmark Apartments, dated as of September 14, 2006, that appraised the property at $14,400,000 and that was obtained by a third-party lender in connection with a refinancing of the mortgage encumbering the property.

For Deer Creek Apartments, we assigned it a gross property value of $25,900,000 which is equal to its AAA appraised value as of June 3, 2003. We did not take into account the appraisal of Deer Creek Apartments, dated as of July 7, 2005, that appraised the property at $32,000,000 and that was obtained by a third-party lender in connection with a refinancing of the mortgage encumbering the property.

Based on the appraisals, the aggregate gross property value for your partnership’s properties is $37,900,000. This is determined by aggregating the gross property values of each of your partnership’s properties. To determine our offer price, we then calculated a net equity value for your partnership based on such aggregate gross property value by adding the value of the non-real estate assets of your partnership and deducting its liabilities, including the mortgage debt (including any prepayment penalty associated with such mortgage debt) and certain other costs as indicated below.

Finally, we allocated 99% of this net equity value to limited partners, which is the percentage of net proceeds that would be paid to limited partners pursuant to your partnership’s agreement of limited partnership in the event of a liquidation of your partnership. Our offer price represents the net equity value per unit determined in this manner as indicated below.

Gross valuation of partnership’s properties	$37,900,000
Plus: Cash and cash equivalents	685,268
Plus: Other partnership assets	885,395
Less: Mortgage debt, including accrued interest	(24,607,568)
Less: Debt prepayment penalty	(2,989,700)
Less: Accounts payable and accrued expenses	(71,263)
Less: Contingency reserve	(758,000)
Less: Other liabilities	(350,646)

Net equity value of your partnership	$10,693,487
Percentage of net equity value allocated to holders of units	99%

Net equity value of units	$10,586,552
Total number of units	99,804

Estimated net equity value per unit	$106.07

Comparison of Offer Price to Alternative Consideration.  To assist holders of units in evaluating the offer, your general partner, which is our affiliate, has attempted to compare the offer price against: (a) all cash tender offer prices or private purchase prices since January 1, 2004 that the general partner has knowledge of, excluding this offer, and (b) prices at which the units have been sold on the secondary market that the general partner has knowledge of. The general partner of your partnership believes that analyzing the alternatives in terms of estimated value, based upon currently available data and, where appropriate, reasonable assumptions made in good faith, establishes a reasonable framework for comparing alternatives. Because the value of the consideration for alternatives to the offer is dependent upon varying market conditions, no assurance can be given that the estimated values reflect the actual range of possible values. The results of these comparative analyses are summarized in the chart below.

Comparison Table	Per Unit

Cash offer price	$106.07
Alternatives
Highest prior cash tender offer or private purchase price	$221.84	(1)
Highest price on secondary market	$135.00	(2)

(1)	Highest prior tender offer or private purchase price since January 1, 2004.

(2)	Highest sale price on the secondary market since January 1, 2004, as reported by Direct Investments Spectrum and American Partnership Board.

Prior Tender Offers and Private Purchases.  On November 5, 2004, we commenced a tender offer to purchase units of your partnership at a price of $118.69 per unit (which was subsequently adjusted to $147.72 per unit by subsequent payment to tendering unitholders). We acquired 4,154 units, representing approximately 4.16% of the outstanding limited partner units of your partnership, pursuant to that offer.

From time to time, we become aware of tender offers by unaffiliated third parties to acquire units in your partnership in exchange for cash. Although we are not always informed when such third party offers commence or have occurred, your general partner is aware of the following third party offers in the past three years: (1) On May 17, 2005, Peachtree Partners and/or their assigns, initiated a mini-tender offer for units in your partnership at an offer price of $100.00 per unit; and (2) On June 7, 2006, Peachtree Partners and/or their assigns, initiated a mini-tender offer for units in your partnership at an offer price of $100.00 per unit less an administrative fee of $150 per tendering limited partner.

Since January 1, 2004, we have purchased in private transactions 218 units at a price of $83.27 per unit in 2004, 488 units at a price of $147.72 per unit in 2005, 114 units at a price of $147.72 per unit in 2006, 491 units a price of $221.84 per unit on January 12, 2007, and 20 units at a price of $106.47 per unit on March 5, 2007.

Prices on Secondary Market.  Secondary market sales information is not a reliable measure of value because of the limited number of any known trades. Except for offers made by us and unaffiliated third parties, privately negotiated sales and sales through intermediaries are the only means that may be available to a limited partner to liquidate an investment in units (other than our offer) because the units are not listed or traded on any securities exchange or quoted on Nasdaq, on the Electronic Bulletin Board, or in “pink sheets.” Secondary sales activity for the units, including privately negotiated sales, has been limited and sporadic.

Set forth below are the high and low secondary sales prices of units for the periods listed below, as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum), which is an independent, third-party source. The gross sales prices reported by Direct Investments Spectrum do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. Direct Investments Spectrum represents only one source of secondary sales information, and other services may contain prices for the units that equal or exceed the sales prices reported by Direct Investments Spectrum. We do not know whether the information compiled by Direct Investments Spectrum is accurate or complete.

Sales Prices of Partnership Units, as Reported by Direct Investments Spectrum

	High	Low

Year Ended December 31, 2006 (through November 30):	$125.00	$85.00
Year Ended December 31, 2005:	$125.00	$51.19
Year Ended December 31, 2004:	$126.80	$85.00

Set forth in the table below are the high and low sales prices of units for the periods listed below, as reported by the American Partnership Board, which is an independent, third-party source. The gross sales prices reported by American Partnership Board do not necessarily reflect the net sales proceeds received by sellers of units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices. The American Partnership Board represents one source of secondary sales information, and other services may contain prices for units that equal or exceed the sales prices reported by the American Partnership Board. We do not know whether the information compiled by the American Partnership Board is accurate or complete.

Sales Prices of Partnership Units, as Reported by The American Partnership Board

	High	Low

Year Ending December 31, 2007 (through February 28):	$—	—
Year Ended December 31, 2006:	$—	—
Year Ended December 31, 2005:	$122.12	$118.00
Year Ended December 31, 2004:	$135.00	$120.00

Summary of 2003 Independent Appraisal.  In 2003, under the terms of a proposed settlement of the Nuanes and Heller litigation, your partnership’s properties were appraised by AAA, an independent appraiser appointed by the court. Under the terms of the proposed settlement, the independent appraiser was required to provide in writing its professional opinion as to the market value of each of the partnership’s properties describing the methodologies used and other information which the appraiser deemed appropriate to support or explain its work. The appraiser was also required to prepare an executive summary of each appraisal that included all material information. As the appraiser was court-appointed, no special valuation instructions were given to the appraiser by the partnership, us or our affiliates. The information set forth below was provided to us by AAA with respect to its appraisals.

THE APPRAISALS ON WHICH WE BASED OUR OFFER PRICE WERE COMPLETED IN 2003; MORE RECENT APPRAISALS INDICATE HIGHER PROPERTY VALUES AND, ACCORDINGLY, A HIGHER PRICE PER UNIT.

AAA is an experienced independent valuation consulting firm with more than 50 offices on four continents. AAA provides valuation and consulting services for the real estate industry through its specialized industry focus and operates through a team of professionals with different economical, financial, statistical, legal, architectural, urban and engineering knowledge and expertise.

Factors Considered. AAA performed complete appraisals of your partnership’s properties. AAA has represented that its report was prepared in conformity with the Uniform Standards of Professional Appraisal Practice and the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute. We furnished the appraiser with all of the necessary information requested by AAA in connection with the appraisals. The information furnished to the appraiser was true, correct and complete in all material respects. No limitations were imposed on AAA by us or any of our affiliates. In preparing its valuations of your partnership’s properties, AAA:

•	inspected and analyzed the exterior of all buildings and site improvements and a representative sample of units;

•	conducted neighborhood and area research, including major employers, demographics (population trends, number of households, and income trends), housing trends, surrounding uses, and general economic outlook of the area;

•	conducted market research of rental inventory, historical vacancy rates, historical average rental rates, occupancy trends, concessions, and marketing strategies in the submarket, and occupancy rates at competing properties;

•	reviewed leasing policy, concessions and history of recent occupancy;

•	reviewed the historical operating statements for each of your partnership’s properties and operating budget forecasts for 2003;

•	prepared an estimate of stabilized income and expense (for capitalization purposes);

•	conducted market inquiries into recent sales of similar properties to ascertain sales price per unit, effective gross income multipliers and capitalization rates; and

•	prepared sales comparison and income capitalization approaches to value.

Summary of Approaches and Methodologies Employed. The following summary describes the material approaches and analyses employed by AAA in preparing the appraisals. The partnership imposed no conditions or limitations on the scope of AAA’s investigation or the methods and procedures to be followed in preparing the appraisals. AAA principally relied on two approaches to valuation: (1) the sales comparison approach and (2) the income capitalization approach.

The sales comparison approach uses analysis techniques and sales of comparable improved properties in surrounding or competing areas to derive units of comparison that are then used to indicate a value for the subject property. Under this approach, the primary methods of analysis used by the appraiser were: (1) sales price per unit analysis; (2) net operating income analysis; and (3) effective gross income analysis.

The purpose of the income capitalization approach is to value an income-producing property by analyzing likely future income and expenses of the property over a reasonable holding period. Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive property value. The direct capitalization analysis determines the value of a property by applying a capitalization rate that takes into account all of the factors influencing the value of such property to the net operating income of such property for a single year. The direct capitalization method is normally more appropriate for properties with relatively stable operating histories and expectations. The discounted cash flow analysis determines the value of a property by discounting to present value the estimated operating cash flow of such property and the estimated proceeds of a hypothetical sale of such property at the end of an assumed holding period. The discounted cash flow method is more appropriate for the analysis of investment properties with multiple or long-term leases, particularly leases with cancellation clauses or renewal options. It is especially useful for multi-tenant properties in volatile markets.

AAA relied principally on the income capitalization approach to valuation and secondarily on the sales comparison approach. Although the sales comparison approach is considered a reliable method for valuing property, the income capitalization approach is the primary approach used for valuing income producing property, such as your partnership’s properties.

Summary of Independent Appraisals of Your Partnership’s Properties. AAA performed complete appraisals of your partnership’s properties. The summary set forth below describes the material conclusions reached by AAA based on the values determined under the valuation approaches and subject to the assumptions and limitations described below. The estimated total “as is” market value of the fee simple estate of your partnership’s properties is $37,900,000, which was determined by adding the estimated values determined by AAA for each of your partnership’s properties and which is higher than our estimate of the aggregate net property value of $10,693,487.

LANDMARK APARTMENTS

Valuation Under Sales Comparison Approach.  AAA compared five apartment complexes with The Landmark that were sold between November 2000 and November 2001 and located in the property’s real estate market area. Based on its qualitative analysis, AAA rated the locations of four comparable properties as superior and one comparable property as comparable to the location of The Landmark. AAA rated the quality/appeal of four comparable properties as superior and one comparable properties as comparable to the quality/appeal of The Landmark. AAA rated the amenities of all five comparable properties as comparable to the amenities of The Landmark.

AAA made adjustments to the sales price per unit of each comparable property to reflect differences from The Landmark in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $39,796 to $47,986 per unit with a mean or average adjusted price of $43,178 per unit and a median adjusted price of $42, 424 per unit. Thus, the estimated value based on a $42, 000 sales price per unit for the 292 units was approximately $12,200,000 after adjustment for present value of concessions.

As part of the sales comparison approach, AAA also conducted a net operating income (“NOI”) analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared The Landmark’s NOI to the NOI of the five comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $42,482 and $48,322 per unit, with an average of $45,716 per unit. The appraiser concluded a value of $42,000 per unit for the 292 units of the property, resulting in an estimated “as is” market value of $12,200,000 using the NOI analysis after adjustment for present value of concessions.

AAA also performed an effective gross income multiplier (“EGIM”) analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio (“OER”) of The Landmark to be 44.87% before reserves, with the expense ratios of the five comparable properties ranging from 38. 00% to 45.00%, resulting in EGIMs ranging from 6.08 to 7.47. Thus, AAA concluded an EGIM of 5.50 for The Landmark, and applied the EGIM to the stabilized effective gross income for the property (see Income Approach section below), resulting in a value conclusion of approximately $12,300,000 after adjustment for and present value of concessions.

AAA estimated the value using the price per unit analysis at $12,200,000, the value using the NOI analysis at $12,200,000 and the value using the EGIM analysis at $12,300,000. Based on these three valuation methods, AAA concluded that the reconciled value for The Landmark under the sales comparison approach was $12,200,000. AAA assumed a marketing and exposure period of 6 to 12 months.

Valuation Under Income Capitalization Approach.  Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for The Landmark.

AAA first utilized a discounted cash flow method to analyze the value of the property. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income (“NOI”) by an appropriate capitalization rate. AAA performed a market rent analysis for the property to derive a projected rental income. The analysis included both a review of the subject’s current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated The Landmark’s effective gross income (“EGI”) by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $2,255,642. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for The Landmark of approximately $1,170,500. AAA performed a pro forma analysis of revenue and expenses for the property to derive the subject’s stabilized NOI. AAA relied on the subject’s historical and budgeted income and expenses for this estimate. AAA derived appropriate investment criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

The assumptions employed by AAA to determine the value of The Landmark under the income approach included:

(1) stabilized vacancy and collection loss rate of 10%;

(2) replacement reserve of $250 per unit;

(3) overall capitalization rate of 9.5%;

(4) terminal capitalization rate of 10.00%;

(5) discount rate of 11.5%;

(6) 3.00% cost of sale at reversion; and

(7) holding period of 10 years.

No adjustment was made for lease-up costs because the property was near or at a stabilized condition. An adjustment was made for concessions due to soft market conditions, and AAA estimated the present value of concessions to be $63,000. Based on these assumptions, AAA’s estimate of cash flows for a 10-year period resulted in an indicated value of $12,000,000 through the discounted cash flow method. The reversion value contributed approximately 39% of the value.

Under the direct capitalization method, utilizing a capitalization rate of 9.5%, the projected NOI resulted in a value (after rounding) of $12,300,000 after adjustments for the present value of concessions.

Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cash flow method indicated the value for The Landmark was $12,000,000.

Reconciliation of Values and Conclusions of Appraisal.  The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $12,200,000 and the estimated market value under the income capitalization approach was $12,000,000. After reconciling the various factors, AAA determined a final “as is” market value for The Landmark of $12,000,000 as of May 13, 2003.

DEER CREEK APARTMENTS

Valuation under Sales Comparison Approach.  AAA compared four apartment complexes with Deer Creek Apartments that were sold between January 2001 and June 2002 and located in the property’s real estate market area. Based on its qualitative analysis, AAA rated the locations of one comparable property as comparable and three comparable properties as inferior to the location of Deer Creek Apartments. AAA rated the quality/appeal of one comparable property as superior, one comparable properties as comparable and two comparable properties as inferior to the quality/appeal of Deer Creek Apartments. AAA rated the amenities of one comparable property as comparable and three comparable properties as inferior to the amenities of Deer Creek Apartments.

AAA made adjustments to the sales price per unit of each comparable property to reflect differences from Deer Creek Apartments in location, number of units, quality/appeal, age/condition, occupancy at sale, amenities and average unit size. Based on the available data, AAA concluded a value range of $73,853 to $94,587 per unit with a mean or average adjusted price of $84,608 per unit and a median adjusted price of $84,996 per unit. Thus, the estimated value based on a $90,000 sales price per unit for the 288 units was approximately $25,900,000 after adjustment for and present value of concessions.

As part of the sales comparison approach, AAA also conducted a net operating income (“NOI”) analysis. NOI effectively takes into account the various physical, location and operating aspects of the sale. AAA compared Deer Creek Apartments’ NOI to the NOI of the four comparable properties and arrived at a percentage adjustment. After applying the percentage adjustment to the sales price per unit of each comparable property, the range of value was between $60,799 and $107,909 per unit, with an average of $90,546 per unit. The appraiser concluded a value of $90,000 per unit for the 288 units of the property, resulting in an estimated “as is” market value of $25,900,000 using the NOI analysis after adjustment for and present value of concessions.

AAA also performed an effective gross income multiplier (“EGIM”) analysis. The EGIM measures the relationship between the sales price of a property and its effective gross income, which is the total annual income that a property would produce after an allowance for vacancy and credit loss. AAA estimated the operating expense ratio (“OER”) of Deer Creek Apartments to be 36.85% before reserves, with the expense ratios of the four comparable properties ranging from 29.17% to 51.21%, resulting in EGIMs ranging from 5.96 to 8.13. Thus, AAA concluded an EGIM of 7.50 for Deer Creek Apartments, and applied the EGIM to the stabilized effective gross income for the property (see Income Approach section below), resulting in a value conclusion of approximately $25,500,000 after adjustment for present value of concessions.

AAA estimated the value using the price per unit analysis at $25,900,000, the value using the NOI analysis at $25,900,000 and the value using the EGIM analysis at $25,500,000. Based on these three valuation methods, AAA concluded that the reconciled value for Deer Creek Apartments under the sales comparison approach was $25,900,000. AAA assumed a marketing and exposure period of 6 to 12 months.

Valuation Under Income Capitalization Approach.  Under the income capitalization approach, AAA performed: (1) a direct capitalization analysis and (2) a discounted cash flow analysis to derive a value for Deer Creek Apartments.

AAA first utilized a discounted cash flow method to analyze the value of the property. Under this method, anticipated future cash flow and a reversionary value are discounted at an appropriate rate of return to arrive at an estimate of present value. AAA also employed a direct capitalization analysis on the property by dividing a forecast of net operating income (“NOI”) by an appropriate capitalization rate. AAA performed a market rent analysis for the property to derive a projected rental income. The analysis included both a review of the subject’s current asking and actual rent rates as well as a comparison with comparable apartment properties. AAA calculated Deer Creek Apartments’ effective gross income (“EGI”) by adding apartment rental collections to other income and then making an adjustment for vacancy and collection loss. Under this analysis, AAA arrived at an EGI of $3,408,152. Once the EGI was established, operating expenses were deducted from the EGI in order to arrive at an NOI for Deer Creek Apartments of approximately $2,080,272. AAA performed a pro forma analysis of revenue and expenses for the property to derive the subject’s stabilized NOI. AAA relied on the subject’s historical and budgeted income and expenses for this estimate. AAA derived appropriate investment criteria, including an overall capitalization rate, terminal capitalization rate and a discount rate based upon analysis of comparable sales and a survey of real estate investors.

The assumptions employed by AAA to determine the value of Deer Creek Apartments under the income approach included:

(1) stabilized vacancy and collection loss rate of 5.5%;

(2) replacement reserve of $250 per unit;

(3) overall capitalization rate of 8%;

(4) terminal capitalization rate of 8.5%;

(5) discount rate of 11%;

(6) 2% cost of sale at reversion; and

(7) holding period of 10 years.

No adjustment was made for lease-up costs because the property was near or at a stabilized condition. An adjustment was made for concessions due to soft market conditions, and AAA estimated the present value of concessions to be $60,000. Based on these assumptions, AAA’s estimate of cash flows for a 10-year period resulted in an indicated value of $25,900,000 through the discounted cash flow method. The reversion value contributed approximately 44% of the value.

Under the direct capitalization method, utilizing a capitalization rate of 8%, the projected NOI resulted in a value (after rounding) of $25,900,000 after adjustments for present value of concessions.

Using the income capitalization approach, AAA determined on an as-is basis that the direct capitalization method and the discounted cashflow method indicated the valuefor Deer Creek Apartments was $25,900,000.

Reconciliation of Values and Conclusions of Appraisal.  The final step in the appraisal process was to reconcile the sales comparison approach and the income capitalization approach values to arrive at a final value conclusion. The reconciliation of the two approaches involved weighing the valuation techniques in relation to their substantiation by market and other sources of data, the relativity and applicability of the approaches to the property type, and the purpose of the valuation. AAA concluded that the estimated market value under the sales comparison approach was $25,900,000 and the estimated market value under the income capitalization approach was $25,900,000. After reconciling the various factors, AAA determined that the most appropriate technique for estimating the value of income-producing property was an approach based primarily on income, and thus arrived at a final “as is” market value for Deer Creek Apartments of $25,900,000 as of June 3, 2003.

Assumptions, Limitations and Qualifications of AAA’s Valuation.  In preparing the appraisals, AAA relied, without independent verification, on the accuracy and completeness of all information supplied or otherwise made available to it by or on behalf of the partnership. In arriving at the appraisals, AAA assumed:

•	good and marketable title to the properties;

•	validity of owner’s claim to the properties;

•	no encumbrances which could not be cleared through normal processes, unless otherwise stated;

•	accuracy of land areas and descriptions obtained from public records;

•	no subsurface mineral and use rights or conditions;

•	no substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials in existence or present on or in the properties;

•	full compliance with applicable federal, state and local environmental regulations and laws, unless otherwise stated, defined and considered;

•	possession of all required licenses, consents, or other legislative or administrative authority from any local, state, or national government or private entity organization and that the renewal of these items is possible;

•	compliance with all applicable zoning and use regulations and restrictions, unless a nonconformity has been stated, defined, and considered;

•	utilization of the land and improvements within property boundaries and no encroachment or trespass of the improvements, unless otherwise stated;

•	the structural integrity of the properties including their conformity to specific governmental code requirements, such as fire, building and safety, earthquake, and occupancy, or any physical defects not readily apparent during inspection; and

•	compliance with the Americans with Disabilities Act of 1992.

Availability of Appraisal Reports.  You may obtain a full copy of AAA’s appraisals upon request, without charge, by contacting the Information Agent at one of the addresses or the telephone number on the back cover of this Offer to Purchase. Copies of the appraisals for the properties are also available for inspection and copying at the principal executive offices of the partnership during regular business hours by any interested unitholder or his or her designated representative at his or her cost. In addition, a copy of the appraisals has been filed with the SEC as an exhibit to the Tender Offer Statement on Schedule TO and is available on the SEC’s site on the World Wide Web at http://www.sec.gov.

10.	Position of the General Partner of Your Partnership With Respect to the Offer

The general partner of your partnership is remaining neutral and makes no recommendation as to whether you should tender or refrain from tendering your units in the offer. The general partner of your partnership makes no recommendation with respect to the offer for the following reasons:

•	Tendering units pursuant to the offer would increase the voting power of Aimco and its affiliates, including the voting power with respect to the removal of the general partner of your partnership. A decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to the general partner of your partnership for managing your partnership and to the general partner’s affiliates for managing the partnership;

•	The offeror is our affiliate and desires to purchase units at a low price, and you desire to sell the units at a high price. As an affiliate of the offeror, the general partner of your partnership has an indirect financial interest in the offer; and

•	The general partner is unable to make a recommendation because each limited partner’s circumstances may differ from those of other limited partners. These circumstances, which would impact the desirability of tendering units in the offer, include a limited partner’s financial position, his need or desire for liquidity, other financial opportunities available to him, and his tax position and the tax consequences to him of selling his units.

You must make your own decision whether or not to participate in any offer, based upon a number of factors, including several factors that may be personal to you, such as your financial position, your need or desire for liquidity, your preferences regarding the timing of when you might wish to sell your units, other financial opportunities available to you, and your tax position and the tax consequences to you of selling your units. Without quantifying or otherwise attaching any particular weight to any of the following factors or information, you may want to consider the following:

•	The offer gives you an opportunity to make an individual decision on whether to tender your units or to continue to hold them;

•	The offer price;

•	The offer price is based on appraisals of your partnership’s properties that were completed in 2003, and may not reflect the current fair market value of these properties;

•	Appraisals obtained by our lenders subsequent to the 2003 appraisals indicate higher property values;

•	The prices at which the units have recently sold, to the extent such information is available;

•	The trading market for your units may not be a reliable measure of value;

•	An analysis of possible alternative transactions, including a property sale, or a liquidation of the partnership;

•	The financial condition and results of operations of your partnership; and

•	The fact that if your partnership were liquidated — as opposed to continuing — the general partner (which is our affiliate) and the property manager (which is our affiliate) would not receive the substantial fees they currently receive.

You are encouraged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.

Neither the general partner of your partnership or its affiliates have any plans or arrangements to tender any units. Except as otherwise provided in “The Offer — Section 12. Future Plans of the Purchaser,” the general partner does not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership; a purchase or sale or transfer of a material amount of your partnership’s assets; or any changes in your partnership’s present capitalization, indebtedness or distribution policies. The general partner of your partnership and its affiliates will not recognize gain or loss for U.S. federal income tax purposes in connection with this offer. For information relating to certain relationships between your partnership and its general partner, on one hand, and Aimco and its affiliates, on the other, and conflicts of interests with respect to the tender offer, see “The Offer — Section 9. Background and Reasons for the Offer” and “— Section 11. Conflicts of Interest and Transactions with Affiliates.” See also “The Offer — Section 9. Background and Reasons for the Offer; Comparison to Alternative Consideration” for certain information regarding transactions with respect to units of your partnership.

11.	Conflicts of Interest and Transactions with Affiliates

Conflicts of Interest with Respect to the Offer.  The general partner of your partnership is an affiliate of Aimco. As a result, the general partner has substantial conflicts of interest with respect to the offer. As a consequence of our ownership of units, we may have incentives to seek to maximize the value of our ownership of units, which in turn may result in a conflict for your general partner in attempting to reconcile our interests with the interests of the other limited partners. The conflicts of interest include the fact that a decision to remove, for any reason, the general partner of your partnership from its current position as a general partner of your partnership would result in a decrease or elimination of the substantial management fees paid to the general partner of your partnership for managing your partnership. Additionally, we desire to purchase units at a low price and you desire to sell units at a high price. Such conflicts of interest in connection with the offer differ from those conflicts of interest that exist in connection with the general partner’s management of your partnership. Your general partner has filed a Solicitation/Recommendation Statement on Schedule 14d-9 with the SEC, which indicates that it is remaining neutral and making no recommendation as to whether limited partners should tender their units in the offer. YOU ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-9 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER YOUR UNITS.

Conflicts of Interest That Currently Exist for Your Partnership.  Conflicts of interest exist between the general partner of your partnership and its affiliates (including us), on the one hand, and you and the other limited partners of the partnership, on the other. The directors and officers of your general partner have fiduciary duties to manage the general partner in a manner beneficial to its stockholder, which is an affiliate of Aimco. At the same time, the general partner of your partnership has fiduciary duties to manage your partnership in a manner beneficial to all of the limited partners. Such conflicts of interest might arise in the following situations, among others:

•	The partnership pays fees and reimburses expenses to the general partner and its affiliates for costs incurred in managing and operating the partnership and its property. We and the general partner of your partnership received total fees and reimbursements (excluding property management fees) of approximately $340,000 in 2004, $335,000 in 2005 and $339,000 in 2006. The property manager is entitled to receive 5% percent of gross receipts from the partnership’s property for providing property management services. It received management fees of approximately $260,000 in 2004, $261,000 in 2005 and $279,000 in 2006. We have no current intention of changing the fee structure for your general partner or the manager of your partnership’s property.

•	In determining to sell a property owned by your partnership, the general partner takes into consideration, among other factors: (i) Aimco’s objectives, including its liquidity needs and its relative desire to retain or dispose of properties within its entire portfolio, including the property owned by your partnership, and (ii) the investment objectives of your partnership. See “The Offer — Section 14. Certain Information Concerning Your Partnership — Investment Objectives and Policies; Sale or Financing of Investments.”

•	Decisions of the general partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional interests and reserves in any quarter will affect whether or the extent to which there is available cash to make distributions in a given quarter.

Competition Among Properties.  Because Aimco and your partnership both invest in apartment properties, these properties may compete with one another for tenants. Furthermore, you should bear in mind that Aimco may acquire properties in general market areas where your partnership’s properties are located. We believe that this concentration of properties in a general market area will facilitate overall operations through collective advertising efforts and other operational efficiencies. In managing Aimco’s properties, we will attempt to reduce conflicts between competing properties by referring prospective customers to the property considered to be most conveniently located for the customer’s needs.

Future Offers.  We are not obligated to make another tender offer for units in your partnership. We have no current plans to conduct future tender offers for the units in your partnership, but our plans may change based on future circumstances, including tender offers made by third parties. Any such future offers that we make could be at prices that are more or less than the current offer price.

Transactions with Affiliates.  Your partnership has no employees and is dependent on the general partner and us for the management and administration of all partnership activities. The partnership agreement provides for certain payments to us for services and reimbursement of certain expenses incurred by us on behalf of the partnership.

We and the general partner of your partnership are entitled to receive 5% of gross receipts from both of the partnership’s properties for providing property management services, and received management fees of approximately $260,000 in 2004, $261,000 in 2005 and $279,000 in 2006.

We were eligible to receive reimbursement of accountable administrative expenses amounting to approximately $204,000 in 2004, $250,000 in 2005 and $226,000 in 2006. The portion of these reimbursements included in investment properties were $64,000 in 2004, $134,000 in 2005 and $114,000 in 2006 are fees related to construction management services provided by an affiliate of the general partner.

Pursuant to the partnership agreement, for managing the affairs of the partnership, the general partner is entitled to receive a partnership management fee equal to 10% of the partnership’s adjusted cash flow from operations. No such fees were earned or paid to the general partner during the years ended December 31, December 31, 2004, 2005 or 2006.

In accordance with the partnership agreement, during the years ended December 31, 2006 and 2005, an affiliate of the general partner advanced the partnership approximately $35,000 and $68,000, respectively, to fund operating expenses and capital improvements, respectively, at the partnership’s investment properties. These advances bore interest at the prime rate plus 2%. Interest expense was less than $1,000 and approximately $17,000 for the years ended December 31, 2006 and 2005, respectively. During the years ended December 31, 2006 and 2005, the partnership repaid advances and associated accrued interest from proceeds from the refinancing of the mortgage encumbering Landmark Apartments in 2006 and from proceeds from a second mortgage obtained on Deer Creek Apartments in 2005. At December 31, 2006, there were no outstanding advances or associated accrued interest due to affiliates of the general partner.

The partnership insures its properties up to certain limits through coverage provided by Aimco, which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The partnership insures its properties above the Aimco limits through insurance policies obtained by Aimco from insurers unaffiliated with your general partner. The partnership was charged by Aimco and its affiliates approximately $62,000, $68,000 and $113,000 during the years ended December 31, 2004, 2005 and 2006, respectively.

12.	Future Plans of the Purchaser

As described above under “The Offer — Section 9. Background and Reasons for the Offer,” your general partner is our affiliate and we have the ability to control the management of your partnership. In addition, we are affiliated with the manager of your partnership’s properties. We currently intend that, upon consummation of the offer, we will hold the units acquired and your partnership will continue its business and operations substantially as they are currently being conducted. The offer is not expected to have any effect on partnership operations.

Although we are not obligated to do so, we may make future tender offers. However, we have no current plans to conduct future tender offers for units in your partnership. We may acquire additional units or sell units after completion or termination of the offer. Any acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to this offer, and may be for cash, limited partnership interests in the Aimco Operating Partnership or other consideration. We may consider selling some or all of the units we acquire pursuant to this offer to persons not yet determined, which may include our affiliates. We may also attempt to buy your partnership’s properties or attempt to acquire additional units through merger or other consolidation, although we have no present intention to do so. There can be no assurance, however, that we will initiate or complete, or will cause your partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

Except as set forth herein, we do not have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving your partnership; a purchase or sale or transfer of a material amount of your partnership’s assets; any changes in composition of your partnership’s senior management or personnel or their compensation; any changes in your partnership’s present capitalization, indebtedness or distribution policy; or any other material changes in your partnership’s structure or business. We or our affiliates may loan funds to your partnership. If any such loans are made, upon default of such loans, we or our affiliates could seek to enforce remedies that are available to us under applicable law. However, we expect that, consistent with your general partner’s fiduciary obligations, the general partner will seek and review opportunities, including opportunities identified by us, to engage in transactions which could benefit your partnership, such as sales or refinancings of assets or a combination of the partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. As discussed under “The Offer — Section 14. Certain Information Concerning Your Partnership — Investment Objectives and Policies; Sale or Financing of Investments,” the general partner regularly evaluates the real estate and capital markets. The general partner may consider refinancing the partnership’s existing indebtedness to the extent that the general partner is able to obtain a lower interest rate or if such indebtedness is approaching maturity. Furthermore, in the event that the general partner receives an attractive offer for your partnership’s properties, the general partner would give due consideration to such an offer. There are no current plans to sell the properties owned by your partnership.

We have been advised that the possible future transactions the general partner might consider on behalf of your partnership include: (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the partnership; (iii) sales of assets, individually or as part of a complete liquidation; and (iv) mergers or other consolidation transactions involving the partnership. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the partnership and financial benefits accrue to its limited partners, we will participate in those benefits to the extent of our ownership of units. The agreement of limited partnership prohibits limited partners from voting on actions taken by the partnership, unless otherwise specifically permitted by the partnership agreement. Limited partners may vote on a liquidation, and if we acquire a substantial number of units in this offer, we and our affiliates will be able to significantly influence or control the outcome of any such vote. Our primary objective in seeking to acquire the units pursuant to the offer is not, however, to influence the vote on any particular transaction, but rather to generate a profit on the investment represented by those units.

13.	The Lawsuit and the Settlement

Background.  In March 1998, holders of limited partnership units in the partnerships managed by affiliates of Insignia Financial Group (collectively, “Insignia”) commenced an action entitled Rosalie Nuanes, et al. v. Insignia Financial Group, Inc., et al. (the “Nuanes action”) in the Superior Court of the State of California for the County of San Mateo (the “Court”). The plaintiffs named as defendants, among others, your partnership, its general partner and several of their affiliated partnerships and corporate entities, as well as Aimco, who had announced a merger with Insignia. The action originally asserted claims on behalf of a putative class of limited partners in over 50 limited partnerships, including your partnership (collectively, the “Partnerships”) and derivatively on behalf of those same Partnerships (which are named as nominal defendants) challenging, among other things, the acquisition of interests in certain general partner entities by Insignia; past tender offers by Insignia to acquire limited partnership units; Insignia’s management of the Partnerships; and the series of transactions which closed on October 1, 1998 and February 26, 1999 whereby Insignia and Insignia Properties Trust, respectively, were merged into Aimco (hereinafter, the “Insignia Merger”).

Procedural History.  On June 25, 1998, your general partner filed a motion seeking dismissal of the action. In lieu of responding to the motion, the plaintiffs filed an amended complaint. The general partner filed demurrers to the amended complaint which were heard in February 1999. Pending the ruling on such demurrers, settlement negotiations commenced. On November 2, 1999, the parties executed and filed a Stipulation of Settlement, settling claims, subject to court approval, on behalf of your partnership and all limited partners who owned units as of November 3, 1999. Preliminary approval of the settlement was obtained on November 3, 1999 from the Court, at which time the Court set a final approval hearing for December 10, 1999. Prior to the December 10, 1999 hearing, the Court received various objections to the settlement, including a challenge to the Court’s preliminary approval based upon the alleged lack of authority of prior lead counsel to enter the settlement.

On December 14, 1999, the general partner and its affiliates terminated the proposed settlement. In February 2000, counsel for some of the named plaintiffs filed a motion to disqualify plaintiffs’ lead and liaison counsel who negotiated the proposed settlement on behalf of plaintiffs. On June 27, 2000, the Court entered an order disqualifying them from the case. An appeal was taken from part of the June 27, 2000 order on October 5, 2000. Subsequently, certain plaintiffs, specifically, BEJ Equity Partners and J-B Investment Partners, withdrew as plaintiffs.

On December 4, 2000, the Court appointed the law firm of Lieff Cabraser Heimann & Bernstein LLP as new lead counsel for plaintiffs and the putative class. Plaintiffs filed a third amended complaint on January 19, 2001 and the general partner and its affiliates filed a demurrer to the third amended complaint. On July 10, 2001, the Court issued an order granting in part and denying in part defendants’ demurrer. Among other things, the Court sustained defendants’ demurrer without leave to amend as to those derivative claims involving partnerships in which the named plaintiffs did not own an interest. The Court subsequently denied plaintiffs’ motion for reconsideration.

The fourth amended complaint was filed on September 7, 2001. It was brought by plaintiffs who owned interests in four of the Partnerships. Plaintiffs Jeffrey Homburger, Sean O’Reilly and Norman and Doris Rosenberg formally withdrew from the case on August 20, 2001. The general partner and affiliated defendants filed a demurrer to the fourth amended complaint, which the Court granted in part on January 28, 2002. The Court dismissed without leave to amend plaintiffs’ state securities fraud claim under California’s Corporate Code Section 25400(b), plaintiffs’ contract claim arising out of the partnership agreements, plaintiffs’ derivative claim for statutory unfair competition as to those partnerships in which plaintiffs lack representation, plaintiffs’ conversion claim and plaintiffs’ claim under California’s Corporation Code Section 15636.

Only some of the remaining claims in the fourth amended complaint relate to the partnership. Plaintiffs alleged that affiliates of the general partner have issued false and misleading tender offers beginning in 1998 and continuing through to the present for units in the partnership. Plaintiffs allege violations of state securities fraud statutes and common law fraud against both Aimco and Insignia. Specifically, plaintiffs allege that the tender offers have been misleading because they failed to disclose:

•	that third parties would not use a property’s historical income, but would instead use a property’s projected income, in calculating a property’s value based on the capitalization method.

•	that the property income figures used in the capitalization method were artificially lower because Aimco charges management fees allegedly in excess of the market.

•	that Aimco allegedly deducted all capital expenditures from property income despite an alleged Aimco policy of deducting only $250 to $300 per apartment unit.

•	the rating for the condition of each property, any adjustment made to the capitalization rate as a result, the interest rate on mortgage debt for each property and any corresponding adjustments in the capitalization rates.

•	that Aimco allegedly negotiated lower capitalization rates for valuing properties it owns in connection with a revolving credit facility.

•	that Aimco failed to disclose that the valuation methods and/or policies it used for its own business purposes allegedly differ from those used in the tender offers.

•	internal valuations of the properties it used in connection with the Insignia merger or the capitalization rates used in connection with those valuations.

Plaintiffs alleged that the general partner breached its fiduciary duty by assisting Insignia and Aimco in making the tender offers by providing financial information, failing to correct supposedly misleading information given to unitholders, recommending that the prices offered were fair and preventing third parties from making tender offers. Plaintiffs have also included a statutory unfair competition claim against all the defendants, a claim for tortious interference with contract, unjust enrichment and judicial dissolution.

The Heller Complaint.  During the third quarter of 2001, a complaint was filed against the same defendants that are named in the Nuanes action, captioned Heller v. Insignia Financial Group, Inc., et al. (the “Heller action”). The Heller complaint was filed in order to preserve derivative claims that were dismissed without leave to amend in the Nuanes action by the Court’s July 10, 2001 order. The first amended complaint in the Heller action was brought as a purported derivative action, and asserted claims for, among other things, breach of fiduciary duty; unfair competition; conversion, unjust enrichment; and judicial dissolution. On January 28, 2002, however, the Court, on motion by the general partner and its affiliates, struck the Heller complaint as a violation of its July 10, 2001 order in the Nuanes action. On March 27, 2002, plaintiffs in the Heller action filed a notice of appeal of the Court’s January 28, 2002 order striking the complaint.

The Settlement of the Nuanes and Heller Complaints.  On December 20, 2002, the parties to the above-entitled litigation executed a Stipulation of Settlement of the two actions. That settlement was the result of over one year of negotiations and the involvement of two separate settlement judges. Class counsel and defendants’ counsel first met with the Honorable William J. Cahill, Retired California Superior Court Judge, on two separate occasions. Counsel also met on four separate occasions with the Honorable Margaret J. Kemp, California Superior Court Judge, before reaching a settlement in principle. The parties initially met with Judge Cahill on two occasions in the fall of 2000, but were ultimately unsuccessful in reaching a definitive settlement agreement. At the Court’s direction, they renewed formal settlement discussions before Judge Kemp. The parties first attended a settlement conference before Judge Kemp in September or October 2002 and then subsequently met with her on October 28, 2002, November 26, 2002 and December 2, 2002. The parties reached final agreement on the material terms of the settlement at the last settlement conference with Judge Kemp on December 2, 2002 and put the terms of that agreement on the record in open court.

In each of the conferences described above, counsel from Lieff Cabraser Heimann & Bernstein LLP, Farella Braun & Martel LLP & Berman Devalerio Pease & Tobacco attended on behalf of the named plaintiffs and the putative settlement class; counsel from Skadden Arps Slate Meagher & Flom LLP attended on behalf of Aimco and its affiliated entities, including your general partner, and Orrick Herrington & Sutcliffe attended on behalf of the remaining defendants. Former Aimco Executive Vice President Patrick Foye also attended each of these meetings. Mr. Vincent Gresham of the Law Offices of Vincent Gresham also participated on behalf of plaintiffs and the putative settlement class in those settlement discussions before the Hon. Cahill, Retired. At these meetings, discussions included possible transactions that could provide liquidity to investors and form the basis of a settlement, the use of a settlement fund and the amount of such fund, the timing and distribution of any settlement fund, selection and use of an appraiser and disclosures that would accompany any contemplated transaction(s). The participants considered but ultimately rejected a merger or roll-up of the various partnerships as possible alternatives to cash tender offers. The parties ultimately concluded, however, that a merger or roll-up could be potentially complicated and time consuming and that a cash tender offer would be a less coercive form of providing liquidity to those investors who desired it.

Terms of the Settlement.  Under the terms of the settlement, we made cash tender offers for all outstanding limited partnership interests in your partnership and 40 other partnerships (the “Tender Offer Partnerships”) and accompanied each of those offers with executive summaries of appraisals of partnership properties prepared by an independent appraiser appointed by the Court. Our affiliate has paid 50% of the costs of the appraisals, with the other 50% paid from the settlement fund. The appraiser was paid $619,100 for the appraisals. Under the settlement, we had the option of making a second round of tender offers (in our sole and absolute discretion) to purchase all remaining outstanding limited partnership interests, at the same price, or at a higher or lower price, within 18 months of the order finally approving the settlement. In November and December 2004, we commenced a second round of cash tender offers for all outstanding limited partnership units in 14 Tender Offer Partnerships. That 18-month period has expired, and this offer does not constitute one of the second round of tender offers.

In addition, as part of the settlement, we agreed to create a settlement fund for the benefit of settlement class members in the principal amount of $9.9 million. The settlement class members consist of all limited partners in the Tender Offer Partnerships, including your partnership, who owned units as of December 20, 2002, and who did not validly request exclusion from the settlement. After deducting attorneys’ fees and other settlement costs, including a portion of the costs of appraisal and certain costs of administration of the settlement fund, we allocated the remaining amount in the settlement fund among the Tender Offer Partnerships, pursuant to the terms of the settlement, pro rata based on partnership revenue for the year ended December 31, 2002 allocable to units held by members of the settlement class, as set forth below:

		(C)
		Ownership		Allocated
		Percentage of	(D)	Portion of
(A)	(B)	Settlement	Adjusted	Settlement
Partnership	Revenue(1)	Class(2)	Revenue(3)	Fund(4)

Angeles Income Properties, Ltd. II	$6,721,398	38.11%	$2,561,680.99	2.12%
Angeles Income Properties, Ltd. III	757,234	47.99%	363,400.46	0.30%
Angeles Income Properties, Ltd. 6	3,314,969	57.18%	1,895,539.00	1.57%
Angeles Opportunity Properties, Ltd.	2,487,492	50.42%	1,254,256.40	1.04%
Angeles Partners VII	1,382,326	32.28%	446,158.51	0.37%

		(C)
		Ownership		Allocated
		Percentage of	(D)	Portion of
(A)	(B)	Settlement	Adjusted	Settlement
Partnership	Revenue(1)	Class(2)	Revenue(3)	Fund(4)

Angeles Partners IX	3,053,411	32.79%	1,001,090.64	0.83%
Angeles Partners X	2,363,419	40.94%	967,701.17	0.80%
Angeles Partners XI	8,102,088	37.05%	3,002,068.40	2.49%
Angeles Partners XII	17,579,608	30.85%	5,423,897.42	4.50%
Century Properties Fund XIV	5,754,231	33.27%	1,914,451.55	1.59%
Century Properties Fund XV	7,891,876	35.11%	2,770,502.79	2.30%
Century Properties Fund XVI	3,129,310	38.59%	1,207,704.29	1.00%
Century Properties Fund XVII	13,989,178	39.81%	5,568,998.68	4.62%
Century Properties Fund XVIII	4,652,589	44.57%	2,073,721.09	1.72%
Century Properties Fund XIX	15,838,890	41.77%	6,615,207.49	5.48%
Century Properties Growth Fund XXII	18,750,167	44.10%	8,268,717.87	6.86%
Consolidated Capital Growth Fund	11,095,122	35.45%	3,933,281.02	3.26%
Consolidated Capital Institutional Properties	17,492,318	34.85%	6,095,971.72	5.05%
Consolidated Capital Institutional Properties/2	4,531,076	50.40%	2,283,507.96	1.89%
Consolidated Capital Institutional Properties/3	11,898,507	46.92%	5,583,341.99	4.63%
Consolidated Capital Properties III	3,319,845	48.56%	1,612,222.94	1.34%
Consolidated Capital Properties IV	26,375,116	43.55%	11,486,890.81	9.52%
Consolidated Capital Properties VI	1,790,898	49.39%	884,610.64	0.73%
Davidson Diversified Real Estate I, L.P.	926,289	57.35%	531,230.56	0.44%
Davidson Diversified Real Estate II, L.P.	6,679,248	50.21%	3,353,945.59	2.78%
Davidson Diversified Real Estate III, L.P.	4,914,862	59.79%	2,938,470.22	2.44%
Davidson Growth Plus, L.P.	5,497,496	42.55%	2,339,052.86	1.94%
Davidson Income Real Estate, L.P.	4,824,647	55.50%	2,677,466.62	2.22%
Fox Strategic Housing Income Partners	2,905,478	59.32%	1,723,635.91	1.43%
Johnstown/Consolidated Income Partners	1,109,711	45.50%	504,939.49	0.42%
Multi-Benefit Realty Fund 87-1	3,584,756
Class A Investors	1,993,125	35.01%	697,750.93	0.58%
Class B Investors	1,591,632	47.59%	757,524.59	0.63%
National Property Investors III	8,886,583	25.79%	2,291,879.79	1.90%
National Property Investors 4	7,248,900	24.52%	1,777,282.20	1.47%
National Property Investors 5	4,610,576	36.17%	1,667,480.41	1.38%
National Property Investors 6	10,168,298	34.73%	3,531,813.61	2.93%
National Property Investors 7	7,235,037	31.17%	2,255,187.60	1.87%
National Property Investors 8	4,334,235	38.98%	1,689,580.96	1.40%
Shelter Properties I Limited Partnership	4,908,445	20.51%	1,006,722.11	0.83%
Shelter Properties II Limited Partnership	5,148,389	29.25%	1,505,669.73	1.25%
Shelter Properties III Limited Partnership	5,155,756	35.20%	1,814,826.22	1.50%
Shelter Properties IV Limited Partnership	9,682,744	31.49%	3,048,820.05	2.53%
Shelter Properties V Limited Partnership	13,237,273	28.68%	3,796,475.63	3.15%
Shelter Properties VI Limited Partnership	8,475,852	34.45%	2,920,007.57	2.42%
Shelter Properties VII Limited Partnership	1,497,429	37.87%	567,007.84	0.47%

Total	$313,303,073		$120,611,694.00	100.00%

(1)	For the year ended December 31, 2002.

(2)	Excludes units owned by Aimco and its affiliates and other limited partners who have requested exclusion from the settlement class.

(3)	Determined, for each partnership, by multiplying the amount of revenue (column (B)) by the percentage of outstanding units held by members of the settlement class (column (C)).

(4)	Determined, for each partnership, by dividing the amount of adjusted revenue (column (D)) by the total amount of adjusted revenue for all partnerships.

The amount allocated to a Tender Offer Partnership was then divided by the total number of outstanding units owned by settlement class members in such Tender Offer Partnership (excluding units held by us and our affiliates), and the resulting amount was included in the offer price for units in that Tender Offer Partnership. For each unit validly tendered in the offers and accepted by us, an amount equal to the portion of the settlement fund included in the per unit offer price was deducted from the settlement fund and paid to us (other than units tendered by limited partners who have requested exclusion from the settlement class). All limited partners who tendered their units in response to the offers received the same price per unit, including those persons who may have requested exclusion from the settlement class.

Any balance remaining will be paid to settlement class members who have retained any units based on the allocation method used in the litigation settlement offers, provided that the Court’s order approving the settlement and entering judgment thereto is affirmed on appeal and is final. If the Court’s order is reversed or vacated by virtue of the appeal, however, you will not be entitled to receive a pro rata share of the settlement fund.

The general partners of the Tender Offer Partnerships have also agreed, as part of the settlement, to waive their right to seek reimbursement and/or indemnification for the full amount of fees and costs incurred in the defense of the class and derivative litigation; provided, however, that they may charge fees and costs to your partnership and the other partnerships involved in the litigation in an amount not to exceed $1,500,000 (which is approximately 50% of the outstanding fees and costs).

In consideration for the terms described above, plaintiffs and settlement class members agreed, among other things, to dismiss the Nuanes action and the Heller action with prejudice, release the defendants from all liability with respect to all claims and causes of action, whether brought individually, on behalf of a class, or derivatively, whether known or unknown, that have been asserted or that could have been asserted that arise out of or relate to (i) those matters and claims set forth in the complaints in the Heller and Nuanes actions, (ii) ownership of one or more units in any of the Tender Offer Partnerships, (iii) the purchase, acquisition, holding, sale, tender or voting of one or more units in any of the Tender Offer Partnerships, and (iv) any of the facts, circumstances, allegations, claims, causes of action, representations, statements, reports, disclosures, transactions, events, occurrences, acts, omissions or failures to act, of whatever kind or character whatsoever, irrespective of the state of mind of the actor performing or omitting to perform the same, that have been or could have been alleged in any pleadings, amended pleading, argument, complaint, amended complaint, brief, motion, report or filing in either the Nuanes action or the Heller action, provided, however, that the released claims are not intended to include any unrelated claims that are unique to a particular settlement class member (e.g., a settlement class member slips and falls on property owned by one of our affiliates, loses or did not receive a distribution check distributed to other limited partners in your partnership, or is an employee and has an employee related claim). Settlement class members also covenanted and agreed not to bring any action, claim, suit, or proceeding against any of the defendants in the class and derivative litigation that concerns any of the matters which are the subject of the settlement and that the stipulation of settlement will act as a bar to any such claim, action, suit or proceeding. The plaintiffs and settlement class members also agreed that they would not oppose a request that the Court withdraw the finding regarding Robert A. Stanger & Co. made in the June 27, 2000 order disqualifying lead and liaison counsel.

Under the terms of the settlement, neither we nor our affiliates admit to any wrongdoing, and we deny liability under all claims brought in the litigation. The final settlement of the lawsuit is the product of good faith, arm’s length negotiations between settlement class counsel and counsel for the defendants. These negotiations resulted in the settlement set forth in the Stipulation.

Proceedings Related To The Settlement.  On April 4, 2003, the Court preliminarily approved the settlement and, on June 13, 2003, entered an order finally approving the settlement and dismissing both the Heller and Nuanes litigation with prejudice. On August 12, 2003, an objector filed an appeal of the court’s order approving the settlement and is seeking to reverse or vacate the Court’s order and the judgment entered thereto. On November 24, 2003, the objector appealing the settlement and judgment entered thereto filed an application requesting the Court order Aimco to withdraw the settlement tender offers, refrain from making further offers pending the appeal and auction any units tendered to third parties. The objector contended that our prior offer did not conform with the terms of the Settlement. Alternatively, counsel for the objector has requested the Court on behalf of a settlement class member to order Aimco to pay all non-tendering settlement class members their pro rata share of the Settlement Fund whether or not the settlement and judgment entered thereto is vacated on appeal and to notify settlement class members that the releases and covenant not to sue are not binding unless the settlement and judgment entered thereto is affirmed on appeal. On December 18, 2003, the Court heard oral argument on the applications brought on behalf of the objector and denied them in their entirety. On February 23, 2004, an appeal was also taken from certain portions of the Court’s December 2003 orders denying injunctive relief in connection with the settlement offers and assessing fees against objector’s counsel for the Court’s use of a referee.

On March 21, 2005, the Court of Appeals issued opinions in both pending appeals. With regard to the settlement and judgment entered thereto, the Court of Appeals vacated the trial court’s order and remanded to the trial court for further findings on the basis that the “state of the record is insufficient to permit meaningful appellate review.” The matter was transferred back to the trial court on June 21, 2005. With regard to the second appeal, the Court of Appeals reversed the order assessing fees against objector’s counsel for the Court’s use of a referee. In addition, on April 26, 2005, the Court of Appeals lifted the stay of a pending appeal related to the Heller action and the trial court’s order striking the complaint. With respect to the related Heller appeal, that had been previously stayed while the appeal of the settlement was pending, the Court of Appeals reversed the trial court’s order striking the first amended complaint on July 28, 2005.

On November 14, 2005, Plaintiffs filed a Motion For Further Findings pursuant to the remand ordered by the Court of Appeals. Defendants joined in that motion. On June 30, 2006, the trial court entered an order reaffirming its approval of the class action settlement of both the Nuanes and Heller actions and entered judgment thereto. The substantive terms of the settlement agreement remain unchanged. The trial court also entered supplemental orders on July 1, 2006, denying Objector’s Motion to File a Complaint in Intervention, Objector’s Motion for Leave of Discovery and Objector’s Motion to Dissolve the Anti-Suit Injunction. Notice of Entry of Judgment was served on July 10, 2006 and Objector filed another appeal on August 31, 2006, challenging the Court’s various orders, including its June 30, 2006 order finally approving the settlement and entering judgment thereto.

14.	Certain Information Concerning Your Partnership

General.  Your partnership was organized on October 12, 1982 under the laws of the State of California. Its primary business is real estate ownership and related operations. Your partnership was formed for the purpose of making investments in income-producing commercial and residential real estate. Your partnership’s investment portfolio currently consists of two residential apartment complexes. Your partnership has 1,262 limited partners as of December 31, 2006. The general partner of your partnership is Angeles Realty Corporation II, which is an affiliate of Aimco. Our affiliate serves as manager of the properties owned by your partnership.

There are 99,804 units outstanding, which are held of record by 1,262 limited partners as of December 31, 2006. The general partner’s principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and our telephone number is (864) 239-1000.

For additional information about your partnership, please refer to its annual report, particularly Item 2 of Form 10-KSB, which contains detailed information regarding the properties owned, including mortgages, rental rates and taxes. In addition, your partnership is subject to the information and reporting requirements of the Exchange Act and information about your partnership can be obtained in the same manner as information can be obtained about us, as set forth in “The Offer — Section 8. Information Concerning Us and Certain of Our Affiliates.”

Investment Objectives and Policies; Sale or Financing of Investments.  In general, your general partner (which is our affiliate) regularly evaluates the partnership’s properties by considering various factors, such as the partnership’s financial position and real estate and capital markets conditions. The general partner monitors a property’s specific locale and sub-market conditions (including stability of the surrounding neighborhood), evaluating current trends, competition, new construction and economic changes. It oversees the operating performance of a property and continuously evaluates the physical improvement requirements. In addition, the financing structure for a property (including any prepayment penalties), tax implications, availability of attractive mortgage financing to a purchaser, and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision by the general partner to sell, refinance, upgrade with capital improvements or hold a partnership property. After taking into account the foregoing considerations, your general partner has no present intention of seeking a sale of your partnership’s properties. Although the future operating results of your partnership and future sales price of the properties owned by your partnership are uncertain, the operating performance of your partnership’s properties may improve in the future or the private resale market for properties could improve over time, which, in turn, may result in higher properties values, making a sale of your partnership’s properties a more attractive option in the future. Such values, however, are also a function of the interest rate environment at the time. Another significant factor considered by your general partner is the likely tax consequences of a sale of a property for cash. Such a transaction would likely result in tax liabilities for many limited partners.

Term of Your Partnership.  Under your partnership’s agreement of limited partnership, the term of the partnership will continue until December 31, 2037, unless sooner terminated as provided in the agreement or by law.

Capital Replacements.  Your partnership has an ongoing program of capital improvements, replacements and renovations, including carpet replacement, structural improvements, building refurbishments, general enhancements, parking lot resurfacing and other replacements and renovations in the ordinary course of business. The capital expenditures will be incurred only if cash is available from operations or from partnership reserves. Although there can be no assurance as to the effect of capital expenditures on the future performance of a property, these expenditures are expected to improve the desirability of the property to tenants.

Deer Creek Apartments. During the year ended December 31, 2006, the partnership completed approximately $689,000 of capital improvements at the property, consisting primarily of kitchen and bathroom upgrades, water heater replacement, structural improvements and floor covering and appliance replacements. These improvements were funded from operating cash flow.

Landmark Apartments. During the year ended December 31, 2006, the partnership completed approximately $454,000 of capital improvements at the property, consisting primarily of sewer upgrades, balcony upgrades, parking area resurfacing, kitchen and bathroom upgrades, roof replacement and floor covering replacement. These improvements were funded from operating cash flow and replacement reserves.

The partnership regularly evaluates the capital improvement needs of your partnership’s properties. While the partnership has no material commitments for property improvements and replacements, certain routine capital expenditures are anticipated during 2007. Such capital expenditures will depend on the physical condition of the properties as well as replacement reserves and anticipated cash flow generated by the properties. Capital expenditures will be incurred only if cash is available from operations or from partnership reserves. To the extent that capital improvements are completed, the partnership’s distributable cash flow, if any, may be adversely affected at least in the short term.

Competition.  There are other residential properties within the market area of your partnership’s properties. The number and quality of competitive properties in such an area could have a material effect on the rental market for the apartments at your partnership’s properties and the rents that may be charged for such apartments. While Aimco is a significant factor in the United States in the apartment industry, competition for apartments is local.

According to data published by the National Multi-Housing Council, we believe Aimco is one of the largest owners and managers of multifamily apartment properties in the United States.

Financial Data.  The selected financial information of your partnership set forth below for the years ended December 31, 2006, 2005 and 2004 is based on audited financial statements. This information should be read in conjunction with such financial statements, including the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Your Partnership” in the Annual Report on Form 10-KSB of your partnership for the year ended December 31, 2006. This report and other information may be inspected at the public reference facilities maintained by the SEC at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

	For the Year Ended December 31,
	2006	2005	2004
	(In thousands, except per unit data)

Operating Data:
Total revenues	$5,643	$5,220	$4,907
(Loss) income from continuing operations	(30)	(92)	2
Loss from discontinued operations	—	—	(92)
Gain on sale of discontinued operations	—	—	9,628
Net (loss) income	(30)	(92)	9,538
(Loss) from continuing operations per limited partnership unit	(0.30)	(0.91)	0.03
Loss from discontinued operations per limited partnership unit	—	—	(0.92)
Gain from sale of discontinued operations per limited partnership unit	—	—	95.51
Net (loss) income per limited partnership unit	(0.30)	(0.91)	94.62
Distributions per limited partnership unit	11.31	29.96	41.73
(Deficit) Ratio of earnings to fixed charges	(38)	(148)	100.14%
Balance Sheet Data:
Cash and cash equivalents	716	599	845
Real estate, net of accumulated depreciation	6,149	5,960	5,423
Total assets	8,098	7,914	7,711
Notes payable	24,471	23,085	19,585
General partner’s deficit	(607)	(596)	(565)
Limited partners’ deficit	(16,317)	(15,158)	(12,077)
Partners’ Deficit	(16,924)	(15,754)	(12,642)
Total distributions	(1,140)	(3,020)	(4,207)
Book value per limited partnership unit	(163.49)	(151.88)	(121.01)
Cash Flow Data:
Net increase (decrease) in cash and cash equivalents	117	(246)	52
Net cash provided by operating activities	1,141	1,032	363

Description of Properties.  The following shows the location, the date of purchase, the nature of your partnership’s ownership interest in and the use of your partnership’s properties.

Date of
Property	Purchase	Type of Ownership	Use

Deer Creek Apartments	9/28/83	Fee ownership subject to first and second mortgages	Apartments 288 units

Landmark Apartments	12/16/83	Fee ownership subject to a first mortgage	Apartments 292 units

Accumulated Depreciation Schedule.  The following shows the gross carrying value and accumulated depreciation of your partnership’s properties as of December 31, 2006 (with dollar amounts in thousands).

	Gross
	Carrying	Accumulated			Federal
Property	Value	Depreciation	Rate	Method	Tax Basis

Deer Creek Apartments	$15,757	$12,071	5 - 30 yrs.	S/L	$4,861
Landmark Apartments	15,046	12,583	5 - 30 yrs.	S/L	2,909

	$30,803	$24,654			$7,770

Schedule of Mortgages.  The following shows certain information regarding the outstanding first mortgage encumbering your partnership’s properties as of December 31, 2006 (with dollar amounts in thousands).

	Principal				Principal
	Balance At				Balance
	December 31,	Interest	Period	Maturity	Due at
Property	2006	Rate(1)	Amortized	Date	Maturity
	(In thousands)				(In thousands)

Deer Creek Apartments
1st mortgage	$12,199	7.68%	30 yrs	09/2015	$10,946
2nd mortgage	3,737	5.32%	30 yrs	09/2015	3,163
Landmark Apartments
1st mortgage(2)	8,535	5.65%	(2)	12/2009	8,535

	$24,471				$22,644

(1)	Fixed rate mortgages.

(2)	On November 30, 2006, the partnership obtained a new mortgage in the principal amount of $8,535,000 on Landmark Apartments. The existing mortgage with an outstanding principal amount of $7,000,000 matured on December 1, 2006 and was repaid with proceeds from the new mortgage loan. Loan costs associated with the existing mortgage were fully amortized. The new mortgage has a fixed interest rate of 5.65% and requires monthly payments of interest beginning on January 1, 2007 until the loan matures on December 1, 2009. In addition, the terms of the new mortgage debt require monthly escrow deposits for taxes, insurance and replacement reserves, as well as a repair reserve of approximately $477,000 that is maintained by the mortgage lender. The partnership has the option to extend the maturity date for two additional years, to December 1, 2011, by meeting certain performance criteria. In connection with obtaining the new mortgage, loan costs of approximately $117,000 were capitalized. As a condition of making the new mortgage, the lender required Aimco to guarantee the obligations and liabilities of the partnership with respect to the new mortgage.

Average Rental Rates and Occupancy.  The following shows the average rental rates and occupancy percentages for your partnership’s properties during the periods indicated.

	Average Annual
	Rental Rates		Average Annual
	(Per Unit)		Occupancy
Property	2006	2005	2006	2005

Deer Creek Apartments	$11,952	$11,443	96%	96%
Landmark Apartments	7,375	7,182	91%	82%

Property Management.  Your partnership’s properties managed by one of our affiliates. Pursuant to the management agreement between the property manager and your partnership, the property manager operates your partnership’s properties, establishes rental policies and rates and directs marketing activities. The property manager also is responsible for maintenance, the purchase of equipment and supplies, and the selection and engagement of all vendors, suppliers and independent contractors.

Distributions.  The following table shows, for each of the years indicated, the distributions paid per unit for such years.

Year Ended December 31	Amount

2004	$41.73
2005	$29.96
2006	$11.31

Compensation Paid to the General Partner and its Affiliates.  The following table shows, for each of the years indicated, approximate amounts paid to your general partner and its affiliates on a historical basis. The general partner is reimbursed for actual direct costs and expenses incurred in connection with the operation of the partnership. The property manager is entitled to receive fees for transactions involving your partnership and its properties and is entitled to receive five percent of the gross receipts from the partnership’s property for providing property management services. See “The Offer — Section 11. Conflicts of Interest and Transactions with Affiliates.”

	Partnership Fees	Property
Year	and Expenses	Management Fees

2004	$340,000	$260,000
2005	$335,000	$261,000
2006	$339,000	$279,000

Legal Proceedings.  From time to time, your partnership may be a party to a variety of legal proceedings related to its ownership of properties which arise in the ordinary course of business. See also “The Offer — Section 13. The Lawsuit and the Settlement.”

Beneficial Ownership of Interests in Your Partnership.  We and our affiliates, Cooper River Properties, LLC and AIMCO IPLP, L.P., collectively have voting and dispositive power with respect to 69,920, or 70.06%, of the outstanding limited partner units of your partnership, along with an approximate 1% general partnership interest held by the general partner. On March 5, 2007 we purchased 20 units in a private transaction at a price of $106.47 per unit. Except as set forth in this offer to purchase, neither we, nor, to the best of our knowledge, any of our affiliates, (i) beneficially own or have a right to acquire any units, (ii) have effected any transactions in the units in the past 60 days, or (iii) have any contract, arrangement, understanding or relationship with any other person with respect to any securities of your partnership, including, but not limited to, contracts, arrangements, understandings or relationships concerning transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies. See “The Offer — Section 9. Background and Reasons for the Offer; Prior Tender Offers and Private Purchases.”

Additional Information Concerning Your Partnership.  Your partnership files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document your partnership files at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Your partnership’s most recent SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

The above discussion relating to capital expenditures at the properties and valuations of the properties is forward-looking information developed by the general partner. These expectations incorporated various assumptions including, but not limited to, revenue (including occupancy rates), various operating expenses, general and administrative expenses, depreciation expenses, and working capital levels. While the general partner deemed such expectations to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated or that the results will actually occur. Any estimate of the future performance of a business, such as your partnership’s business, is forward-looking and based on assumptions some of which inevitably will prove to be incorrect.

15.	Voting Power

Decisions with respect to the day-to-day management of your partnership are the responsibility of the general partner. The general partner of your partnership is our affiliate and we control the management of your partnership. Under your partnership’s agreement of limited partnership, limited partners holding a majority of the outstanding units must approve certain extraordinary transactions, including the removal of the general partner, most amendments to the partnership agreement and the sale of all or substantially all of your partnership’s assets. We and our affiliates own 69,920 units or 70.06%, of the outstanding units of your partnership. Because we and our affiliate own a majority of the outstanding units and control your partnership’s general partner, we control the outcome of most voting decisions with respect to your partnership. See “The Offer — Section 7. Effects of the Offer.”

16.	Source of Funds

We expect that approximately $3.2 million will be required to purchase all of the limited partnership units that we are seeking in this offer exclusive of fees and expenses. For more information regarding fees and expenses, see “The Offer — Section 20. Fees and Expenses.”

In addition to this offer, we intend to make concurrent offers to acquire interests in several other limited partnerships. If such transactions were fully subscribed for cash, we would be required to pay approximately $87.8 million for such units. If for some reason we did not have such funds available, we might extend these offers for a period of time sufficient for us to obtain additional funds, or we could terminate the offers. However, we do not expect these offers to be fully subscribed. Additionally, we believe that we will have sufficient cash on hand and available sources of financing to acquire all units tendered pursuant to these offers. As of December 31, 2006, we had approximately $229.8 million of cash on hand and $277.3 million available for borrowing under existing lines of credit. We intend to repay any amounts borrowed to finance the offer out of future working capital.

We have a $450 million revolving credit facility with a syndicate of financial institutions. The Aimco Operating Partnership, Aimco and an Aimco subsidiary, AIMCO/Bethesda Holdings, Inc., are the borrowers. The annual interest rate under the credit facility is based on either LIBOR or a base rate, plus, in either case, an applicable margin. The margin ranges between 1.125% and 1.75% in the case of LIBOR-based loans and between 0% and 0.25% in the case of base rate loans, based upon AIMCO’s leverage ratio. The default rate of interest for the loan is equal to the rate described above plus 3%. The credit facility matures on May 1, 2009.

17.	Dissenters’ Rights

Neither the agreement of limited partnership of your partnership nor applicable law provides any right for you to have your units appraised or redeemed in connection with, or as a result of, our offer. You have the opportunity to make an individual decision on whether or not to tender your units in the offer.

No provisions have been made with regard to the offer to allow you or other limited partners to inspect the books and records of the partnership or to obtain counsel or appraisal services at our expense or at the expense of your partnership. However, you have the right under your partnership’s agreement of limited partnership to obtain a list of the limited partners in your partnership.

18.	Conditions to the Offer

We will not be required to accept for payment and pay for any units tendered pursuant to our offer, may postpone the purchase of, and payment for, units tendered, and may terminate or amend our offer if at any time on or after the date of this Offer to Purchase and at or before the expiration of our offer (including any extension thereof), any of the following shall occur:

•	any change shall have occurred or been threatened in the business, properties, assets, liabilities, indebtedness, capitalization, condition (financial or otherwise), operations, licenses or franchises, management contract, or results of operations or prospects of your partnership or local markets in which your partnership owns or operates its properties, including any fire, flood, natural disaster, casualty loss, or act of God that is adverse to your partnership or the value of your units to us, which change would, individually or in the aggregate, result in an adverse effect on net operating income of your partnership of more than $10,000 per year, or a decrease in value of an asset of your partnership, or the incurrence of a liability with respect to your partnership, in an amount in excess of $100,000 (a “Material Adverse Effect”); or

•	there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or the over-the-counter market in the United States, (ii) a decline in the closing share price of Aimco’s Class A Common Stock of more than 5.0%, measured from the close of business on the last trading day preceding the date of this offer and the close of business on the last trading day preceding the expiration of this offer, (iii) any extraordinary or material adverse change in the financial, real estate or money markets or major equity security indices in the United States such that there shall have occurred at least a 25 basis point increase in LIBOR, or at least a 5.0% decrease in the S&P 500 Index, the Morgan Stanley REIT Index, or the price of the 10-year Treasury Bond or the price of the 30-year Treasury Bond, in each case, measured from the close of business on the last trading day preceding the date of this offer and the close of business on the last trading day preceding the expiration of this offer, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (v) any limitation (whether or not mandatory) by any governmental authority on, or any other material event which, in either case, could reasonably be expected to affect the extension of credit by banks or other lending institutions, or (vi) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

•	there shall have been threatened in writing, instituted or pending any action, proceeding, application or counterclaim by any Federal, state, local or foreign government, governmental authority or governmental agency, or by any other person, before any governmental authority, court or regulatory or administrative agency, authority or tribunal, which (i) challenges or seeks to challenge the acquisition by us of the units, restrains, prohibits or delays the making or consummation of the offer, prohibits the performance of any of the contracts or other arrangements entered into by us (or any of our affiliates) seeks to obtain any material amount of damages as a result of the transactions contemplated by the offer, (ii) seeks to make the purchase of, or payment for, some or all of the units pursuant to the offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the units, (iii) seeks to prohibit or limit the ownership or operation by us or any of our affiliates of the entity serving as your general partner (which is our affiliate) or to remove such entity as the general partner of your partnership, or seeks to impose any material limitation on our ability or any of our affiliates to conduct your partnership’s business or own such assets, (iv) seeks to impose material limitations on our ability or any of our affiliates to acquire or hold or to exercise full rights of ownership of the units including, but not limited to, the right to vote the units purchased by us on all matters properly presented to unitholders or (v) in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration or worsening thereof; or

•	there shall be any action taken, or any statute, rule, regulation, order or injunction shall be sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the offer, your partnership, any general partner of your partnership, us or any affiliate of our or your partnership, or any other action shall have been taken, proposed or threatened, by any government, governmental authority or court, that, directly or indirectly, results in any of the consequences referred to in clauses (i) through (v) of the immediately preceding paragraph; or

•	a tender or exchange offer for any units shall have been commenced or publicly proposed to be made by another person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934), or it shall have been publicly disclosed or we shall have otherwise learned that (i) any person or group shall have acquired or proposed or be attempting to acquire beneficial ownership of more than four percent of the units, or shall have been granted any option, warrant or right, conditional or otherwise, to acquire beneficial ownership of more than four percent of the units, or (ii) any person or group shall have entered into a definitive agreement or an agreement in principle or made a proposal with respect to a merger, consolidation, purchase or lease of assets, debt refinancing or other business combination with or involving your partnership;

•	there shall have occurred any event, circumstance, change, effect or development that, individually or in the aggregate with any other events, circumstances, changes, effects or developments, has had an adverse effect on our financial condition in an amount in excess of $10,000,000, which does not result from actions or inactions by us or our affiliates;

•	the offer to purchase may have an adverse effect on Aimco’s status as a REIT; or

•	there would be 320 or fewer unitholders outstanding as a result of the consummation of the offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to such conditions or may be waived by us at any time in our reasonable discretion prior to the expiration of this offer. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and the waiver of any such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances. If we waive any of the conditions to the offer with respect to the tender of a particular unit, we will waive such condition with respect to all other tenders of units in this offer as well. All conditions to our offer will be satisfied or waived on or before the expiration of our offer. We will not waive a material condition to the offer on the expiration date. If we waive any material conditions to our offer, we will notify you and, if necessary, we will extend the offer period so that you will have at least five business days from the date of our notice to withdraw your units.

19.	Certain Legal Matters

General.  Except as set forth in this Section 19, we are not aware of any licenses or regulatory permits that would be material to the business of your partnership, taken as a whole, and that might be adversely affected by our acquisition of units as contemplated herein, or any filings, approvals or other actions by or with any domestic or foreign governmental authority or administrative or regulatory agency that would be required prior to the acquisition of units by us pursuant to the offer, other than the filing of a Tender Offer Statement on Schedule TO with the SEC (which has already been filed) and any required amendments thereto. While there is no present intent to delay the purchase of units tendered pursuant to the offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to your partnership or its business, or that certain parts of its business might not have to be disposed of or other substantial conditions complied with in order to obtain such approval or action, any of which could cause us to elect to terminate the offer without purchasing units thereunder. Our obligation to purchase and pay for units is subject to certain conditions, including conditions related to the legal matters discussed in this Section 19.

Antitrust.  We do not believe that the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of units contemplated by our offer.

Margin Requirements.  The units are not “margin securities” under the regulations of the Board of Governors of the Federal Reserve System and, accordingly, those regulations generally are not applicable to our offer.

State Laws.  We are not aware of any jurisdiction in which the making of our offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of the offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) limited partners residing in such jurisdiction. In those jurisdictions with securities or blue sky laws that require the offer to be made by a licensed broker or dealer, the offer shall be made on behalf of us, if at all, only by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

20.	Fees and Expenses

You will not pay any partnership transfer fees if you tender your units. Except as set forth herein, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of units pursuant to the offer. We have retained The Altman Group, Inc. to act as Information Agent in connection with our offer. The Information Agent may contact holders of units by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee limited partners to forward materials relating to the offer to beneficial owners of the units. We will pay the Information Agent reasonable and customary compensation for its services in connection with the offer, plus reimbursement for out-of-pocket expenses, and will indemnify it against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws. We will also pay all costs and expenses of printing and mailing the offer and any related legal fees and expenses. The partnership will not be responsible for paying any of the fees or expenses incurred by us in connection with this offer.

The following is an itemized statement of the aggregate estimated expenses incurred and to be incurred in this offer by us:

Information Agent Fees	$7,500
Legal Fees	30,000
Printing Fees	5,700
Tax and Accounting Fees	1,500
Postage	7,300
Depositary	500

Total	$52,500

No person has been authorized to give any information or to make any representation on behalf of us not contained herein, or in the letter of transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

The general partner does not make any recommendation regarding whether you should accept this offer. You are instead encouraged to carefully review this Offer to Purchase and any other information available to you and to seek advice from your independent lawyer, tax advisor and/or financial advisor with respect to your particular circumstances before deciding whether or not to accept this offer.

We have filed with the SEC a Tender Offer Statement on Schedule TO, pursuant to Section 14(d)(1) and Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to our offer, and may file amendments thereto. Your partnership has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Section 14(d)(4) and Rule 14d-9 under the Exchange Act, furnishing certain additional information about your partnership’s and the general partner’s position concerning our offer, and your partnership may file amendments thereto. The Schedules TO and 14D-9 and any amendments to either Schedule, including exhibits, may be inspected and copies may be obtained at the same place and in the same manner as described in “The Offer — Section 14. Certain Information Concerning Your Partnership.”

The letter of transmittal and any other required documents should be sent or delivered by each limited partner or such limited partner’s broker, dealer, bank, trust company or other nominee to the Information Agent at one of its addresses set forth below.

THE INFORMATION AGENT FOR THE OFFER IS:

THE ALTMAN GROUP, INC.

By Mail:	By Overnight Courier:	By Hand:
P.O. Box 268	1200 Wall Street, 3rd Floor	1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071	Lyndhurst, NJ 07071	Lyndhurst, NJ 07071

For information, please call:

TOLL FREE: (800) 467-0821

ANNEX I

OFFICERS AND DIRECTORS

The names and positions of the executive officers of Apartment Investment and Management Company (“AIMCO”); AIMCO-GP, Inc. (“AIMCO-GP”) and Angeles Realty Corporation II, the general partner of your partnership (the “General Partner”) are set forth below. The directors of Aimco are also set forth below. All of the executive officers of Aimco also serve as executive officers of Aimco-GP. The two directors of Aimco-GP are Terry Considine and Thomas M. Herzog. The directors of the General Partner of your partnership are Harry G. Alcock and Martha L. Long. Unless otherwise indicated, the business address of each executive officer and director is 4582 South Ulster Parkway, Suite 1100, Denver, Colorado 80237. Each executive officer and director is a citizen of the United States of America.

Name	Position

Terry Considine	Chairman of the Board, Chief Executive Officer and President of Aimco
Jeffrey W. Adler	Executive Vice President — Conventional Property Operations of Aimco
Harry G. Alcock	Executive Vice President and Chief Investment Officer of Aimco; Executive Vice President and Director of the General Partner
Timothy J. Beaudin	Executive Vice President and Chief Development Officer of Aimco and the General Partner
Miles Cortez	Executive Vice President, General Counsel and Secretary of Aimco and the General Partner
Patti K. Fielding	Executive Vice President — Securities and Debt, and Treasurer of Aimco and the General Partner
Lance J. Graber	Executive Vice President — Aimco Capital Asset Management and Transactions, East, of Aimco; Executive Vice President of the General Partner
Thomas M. Herzog	Executive Vice President and Chief Financial Officer of Aimco and the General Partner
James G. Purvis	Executive Vice President — Human Resources of Aimco
David Robertson	Executive Vice President, President and Chief Executive Officer — Aimco Capital of Aimco
Robert Y. Walker, IV	Executive Vice President and Conventional Operations Chief Financial Officer of Aimco and the General Partner
Scott W. Fordham	Senior Vice President and Chief Accounting Officer of Aimco and the General Partner
Martha L. Long	Senior Vice President — Partnership Transactions of Aimco; Director of the General Partner
Stephen B. Waters	Vice President and Principal Financial Officer of the General Partner
James N. Bailey	Director of Aimco
Richard S. Ellwood	Director of Aimco
J. Landis Martin	Director of Aimco
Thomas L. Rhodes	Director of Aimco
Michael A. Stein	Director of Aimco

Name	Principal Occupations for the Last Five Years

Terry Considine	Mr. Considine has been Chairman of the Board and Chief Executive Officer of Aimco since July 1994. Mr. Considine also serves as Chairman of the Board of Directors and Chief Executive Officer of American Land Lease, Inc., another publicly held real estate investment trust. Mr. Considine devotes substantially all of his time to his responsibilities at Aimco.

Jeffrey W. Adler	Mr. Adler was appointed Executive Vice President — Conventional Property Operations in February 2004. Previously he served as Senior Vice President of Risk Management of Aimco from January 2002 until November 2002, when he added the responsibility of Senior Vice President, Marketing. Prior to joining Aimco, from 2000 to 2002, Mr. Adler was Vice President, Property/Casualty for Channelpoint, a software company.

Harry G. Alcock	Mr. Alcock was appointed Executive Vice President and Chief Investment Officer of Aimco in October 1999. Mr. Alcock has had responsibility for acquisition and financing activities of Aimco since July 1994, serving as a Vice President from July 1996 to October 1997 and as a Senior Vice President from October 1997 to October 1999. Mr. Alcock was appointed Director of the General Partner in October 2004 and was appointed Executive Vice President of the General Partner in February 2004.

Timothy J. Beaudin	Mr. Beaudin was appointed Executive Vice President and Chief Development Officer of Aimco and the General Partner in October 2005. Prior to joining Aimco and beginning in 1995, Mr. Beaudin was with Catellus Development Corporation, a San Francisco, California-based real estate investment trust. During his last five years at Catellus, Mr. Beaudin served as served as executive vice president, with management responsibility for development, construction and asset management.

Miles Cortez	Mr. Cortez was appointed Executive Vice President, General Counsel and Secretary of Aimco in August 2001 and of the General Partner in February 2004. Prior to joining Aimco, Mr. Cortez was the senior partner of Cortez Macaulay Bernhardt & Schuetze LLC, a Denver law firm, from December 1997 through September 2001. Mr. Cortez served as President of the Colorado Bar Association from 1996 to 1997 and President of the Denver Bar Association from 1982 to 1983.

Patti K. Fielding	Ms. Fielding was appointed Executive Vice President — Securities and Debt of Aimco in February 2003 and of the General Partner in February 2004. Ms. Fielding was appointed Treasurer of Aimco in January 2005. She is responsible for debt financing and the treasury department. From January 2000 to February 2003, Ms. Fielding served as Senior Vice President — Securities and Debt. Ms. Fielding joined Aimco as Vice President in February 1997.

Scott W. Fordham	Mr. Fordham was appointed Senior Vice President and Chief Accounting Officer of Aimco in January 2007. From January 2006 through December 2006, Mr. Fordham served as vice president and chief accounting officer of Brandywine Realty Trust. Prior to the merger of Prentiss Properties Trust with Brandywine Realty Trust, Mr. Fordham served as senior vice president and chief accounting officer of Prentiss Properties Trust and was in charge of the corporate accounting and financial reporting groups. Prior to joining Prentiss Properties Trust in 1992, Mr. Fordham worked in public accounting with PricewaterhouseCoopers LLP. Mr. Fordham is a certified public accountant.

Name	Principal Occupations for the Last Five Years

Lance J. Graber	Mr. Graber has been Executive Vice President — Aimco Capital Asset Management and Transactions, East, since October 1999 and focuses on transactions related to Aimco Capital’s portfolio of affordable properties in the eastern portion of the country. Mr. Graber was appointed Executive Vice President of the General Partner in February 2004. Prior to joining Aimco, Mr. Graber was a Director at Credit Suisse First Boston from 1994 to May 1999.

Thomas M. Herzog	Mr. Herzog was appointed Executive Vice President of Aimco and the General Partner in July 2005 and Chief Financial Officer in November 2005. In January 2004, Mr. Herzog joined Aimco as Senior Vice President and Chief Accounting Officer. Prior to joining Aimco, Mr. Herzog was at GE Real Estate, serving as Chief Accounting Officer & Global Controller from April 2002 to January 2004 and as Chief Technical Advisor from March 2000 to April 2002. Prior to joining GE Real Estate, Mr. Herzog was at Deloitte & Touche LLP from 1990 until 2000.

James G. Purvis	Mr. Purvis was appointed Executive Vice President — Human Resources of Aimco in February 2003 and of the General Partner in February 2004. Prior to joining Aimco, from October 2000 to February 2003, Mr. Purvis served as the Vice President of Human Resources at SomaLogic, Inc. a privately held biotechnology company in Boulder, Colorado. From July 1997 to October 2000, Mr. Purvis was the principal consultant for O(3)C Global Organization Solutions, a global human resources strategy and technology consulting company based in Colorado and London.

David Robertson	Mr. Robertson has been Executive Vice President of Aimco since February 2002 and President and Chief Executive Officer of Aimco Capital since October 2002. Prior to joining Aimco, from 1991 to 1996, Mr. Robertson was a member of the investment-banking group at Smith Barney. Since February 1996, Mr. Robertson has been Chairman of Robeks Corporation, a privately held chain of specialty food stores.

Robert Y. Walker, IV	Mr. Walker has served as Executive Vice President and Conventional Operations Chief Financial Officer of Aimco and the General Partner since January 2007. Mr. Walker was appointed Senior Vice President of Aimco in August 2005 and became the Chief Accounting Officer of Aimco in November 2005. From June 2002 until he joined Aimco, Mr. Walker served as senior vice president and chief financial officer at Miller Global Properties, LLC, a Denver-based private equity, real estate fund manager. From May 1997 to June 2002, Mr. Walker was employed by GE Capital Real Estate, serving as global controller from May 2000 to June 2002.

Martha L. Long	Martha L. Long has been with Aimco since October 1998 and has served in various capacities. From 1998 to 2001, she served as Senior Vice President and Controller of Aimco and the General Partner. During 2002 and 2003, she served as Senior Vice President of Continuous Improvement. Ms. Long has been a Director and Senior Vice President of the General Partner since February 2004.

Stephen B. Waters	Mr. Waters was appointed Vice President of the General Partner in April 2004. Mr. Waters is also the Principal Financial Officer of the General Partner. Mr. Waters previously served as a Director of Real Estate Accounting since joining Aimco in September 1999. Mr. Waters has responsibilities for real estate and partnership accounting with Aimco.

Name	Principal Occupations for the Last Five Years

James N. Bailey	Mr. Bailey was first elected as a Director of Aimco in June 2000 and is currently Chairman of the Nominating and Corporate Governance Committee and a member of the Audit and Compensation and Human Resources Committees. Mr. Bailey co-founded Cambridge Associates, LLC, an investment consulting firm, in 1973 and currently serves as its Senior Managing Director and Treasurer. He is also a director of The Plymouth Rock Company, SRB Corporation, Inc., Direct Response Corporation and Homeowners Direct Company, all four of which are insurance companies. In addition, he is a director of Getty Images, Inc., a publicly held company. He has also been a member of a number of Harvard University alumni affairs committees, including, the Overseers Nominating Committee and The Harvard Endowment Committee. Mr. Bailey is a member of the Massachusetts Bar and the American Bar Associations.

Richard S. Ellwood	Mr. Ellwood was first elected as a Director of Aimco in July 1994. Mr. Ellwood is currently a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Mr. Ellwood was the founder and President of R.S. Ellwood & Co., Incorporated, which he operated as a real estate investment banking firm until December 31, 2004. Prior to forming his firm, Mr. Ellwood had 31 years experience on Wall Street as an investment banker, serving as: Managing Director and senior banker at Merrill Lynch Capital Markets from 1984 to 1987; Managing Director at Warburg Paribas Becker from 1978 to 1984; general partner and then Senior Vice President and a director at White, Weld & Co. from 1968 to 1978; and in various capacities at J.P. Morgan & Co. from 1955 to 1968. Mr. Ellwood currently serves as a director of Felcor Lodging Trust, Incorporated, a publicly held company.

J. Landis Martin	Mr. Martin was first elected as a Director of Aimco in July 1994 and is currently Chairman of the Compensation and Human Resources Committee. Mr. Martin is a member of the Audit and Nominating and Corporate Governance Committees. Mr. Martin is also the Lead Independent Director of Aimco’s Board. Mr. Martin is the founder of Platte River Ventures LLC, a private equity firm. In November 2005, Mr. Martin retired as Chairman and CEO of Titanium Metals Corporation, a publicly held integrated producer of titanium metals, where he served since January 1994. Mr. Martin served as President and CEO of NL Industries, Inc., a publicly held manufacturer of titanium dioxide chemicals, from 1987 to 2003. Mr. Martin is also a director of Halliburton Company, a publicly held provider of products and services to the energy industry and Crown Castle International Corporation. Mr. Martin was a director of Tremont Corporation until February 2003, Special Metals Corporation until December 2003 and Trico Maine Services, Inc. until February 2005.

Thomas L. Rhodes	Mr. Rhodes was first elected as a Director of Aimco in July 1994 and is currently a member of the Audit, Compensation and Human Resources, and Nominating and Corporate Governance Committees. Mr. Rhodes is Chairman of National Review magazine where he served as President since November 1992 and as a Director since 1988. From 1976 to 1992, he held various positions at Goldman, Sachs & Co., was elected a General Partner in 1986 and served as a General Partner from 1987 until November 1992. Mr. Rhodes is Chairman of the Board of Directors of The Lynde and Harry Bradley Foundation and Vice Chairman of American Land Lease, Inc., publicly held real estate investment trust.

Name	Principal Occupations for the Last Five Years

Michael A. Stein	Mr. Stein was first elected as a Director of Aimco in October 2004 and is currently the Chairman of the Audit Committee. Mr. Stein is a member of the Compensation and Human Resources and Nominating and Corporate Governance Committees. Mr. Stein is Senior Vice President and Chief Financial Officer of ICOS Corporation, a biotechnology company based in Bothell, Washington. He joined ICOS in January 2001. From October 1998 to September 2000, Mr. Stein was Executive Vice President and Chief Financial Officer of Nordstrom, Inc. From 1989 to September 1998, Mr. Stein served in various capacities with Marriott International, Inc., including Executive Vice President and Chief Financial Officer from 1993 to 1998. Prior to joining Marriott, Mr. Stein spent 18 years at Arthur Andersen LLP, where he was a partner and served as the head of the Commercial Group within the Washington, D.C. office. Mr. Stein serves on the Board of Directors of Getty Images, Inc., a publicly held company, and the Board of Trustees of the Fred Hutchinson Cancer Research Center.

Questions and requests for assistance or for additional copies of this Offer to Purchase and the letter of transmittal may be directed to the Information Agent at its telephone number and address listed below. You may also contact your broker, dealer, bank, trust company or other nominee for assistance concerning the offer.

The Information Agent for offer is:

THE ALTMAN GROUP, INC.

By Mail:
P.O. Box 268
Lyndhurst, NJ 07071

By Overnight Courier:
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071

By Hand:
1200 Wall Street, 3rd Floor
Lyndhurst, NJ 07071

For information, please call:

By Telephone:
TOLL FREE: (800) 467-0821

By Fax:
(201) 460-0050